UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Exhibit
1.	Unaudited Financial Statements for the nine-month period ended September 30, 2017, presented on comparative basis.

Unaudited Financial Statements

For the nine-month period ended

September 30, 2017, presented on comparative basis

Contents

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Memorandum Accounts

Unaudited Consolidated Income Statement

Unaudited Consolidated Statement of Cash Flows

Notes to the Unaudited Consolidated Financial Statements

Schedules to the Unaudited Consolidated Financial Statements

Unaudited Balance Sheet

Unaudited Memorandum Accounts

Unaudited Income Statement

Unaudited Statement of Changes in Shareholders’ Equity

Unaudited Statement of Cash Flows

Unaudited Notes

Unaudited Schedules

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

Informative Review

Unaudited Consolidated Financial Statements

For the nine-month period ended on

September 30, 2017, presented on comparative basis.

1

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
ASSETS
CASH AND DUE FROM BANKS	9,349,340	8,166,132
Cash	2,346,359	1,879,885
Financial institutions and correspondents
Argentine Central Bank	6,701,418	5,736,955
Other local financial institutions	47,007	151,252
Foreign	210,785	378,633
Other	43,771	19,407

GOVERNMENT AND CORPORATE SECURITIES (SCHEDULE I)	6,296,773	2,360,044
Holdings of trading securities	1,286,087	125,243
Unlisted government securities	325,237	818,853
Securities issued by the Argentine Central Bank	4,685,332	1,414,053
Investments in listed corporate securities	117	1,895

LOANS	47,835,751	34,896,509
To the non-financial public sector (Schedule VI)	62,510	4,306
To the financial sector (Schedule VI)
Interbank loans (Call money loans received)	130,000	25,000
Other loans to domestic financial institutions	226,295	419,456
Accrued interest, adjustments and exchange-rate differences receivable	14,429	28,958
To the Non-Financial Private Sector and Foreign residents (Schedule VI)
Overdrafts	3,894,829	3,110,097
Promissory notes	13,984,092	9,426,568
Mortgage loans	668,692	78,057
Automobile and other secured loans	205,924	65,076
Personal loans	13,429,425	9,916,776
Credit cards loans	7,096,668	6,678,578
Other loans	8,945,147	5,595,356
Accrued interest, adjustments and exchange rate differences receivable	1,099,521	773,961
Documented interest	(630,173)	(324,795)
Other	(35)	(1,738)
Less: Allowances	(1,291,573)	(899,147)

The accompanying Notes and Schedules are an integral part of these financial statements.

2

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	10,148,526	3,772,736
Argentine Central Bank (Note 8)	822,414	535,351
Amounts receivable for spot and forward sales pending settlement	105,409	4,745
Securities receivable under spot and forward purchases pending settlement	1,743,192	594,730
Other receivables not included in the debtor classification regulations (Note 5)	6,427,942	1,928,212
Unlisted corporate bonds (Schedule VI)	63,612	29,166
Balances from forward transaction without delivery of underlying asset pending settlement	37,954	28,304
Other receivables included in the debtor classification regulations (Schedule VI)	971,829	669,119
Accrued interest and adjustments receivable included in the debtor classification regulations (Schedule VI)	1	1
Other unapplied collections	(14,985)	(11,085)
Less: Allowances	(8,842)	(5,807)

RECEIVABLES FROM FINANCIAL LEASES	2,219,887	1,527,855
Receivables from financial leases (Schedule VI)	2,208,503	1,516,227
Accrued interest and adjustments pending collection (Schedule VI)	35,145	26,882
Less: Allowances	(23,761)	(15,254)

UNLISTED EQUITY INVESTMENTS (SCHEDULE II)	736	3,501
Other	1,005	3,732
Less: Allowances	(269)	(231)

MISCELLANEOUS RECEIVABLES	1,831,980	1,110,316
Receivables for sale of assets (Schedule VI)	69,799	998
Shareholders’ receivables	14,721	-
Minimum presumed income tax	26,183	8,408
Other (Note 5)	1,769,445	1,138,205
Accrued interest from receivables for sale of assets (Schedule VI)	1,458	-
Less: Allowances	(49,626)	(37,295)

PREMISES AND EQUIPMENT, NET (SCHEDULE V)	616,418	621,575
MISCELLANEOUS ASSETS (SCHEDULE V)	339,235	425,501
INTANGIBLE ASSETS (SCHEDULE III)	270,649	285,462
Goodwill	24,348	31,475
Other intangibles	246,301	253,987
UNALLOCATED ITEMS	48,409	36,411
TOTAL ASSETS	78,957,704	53,206,042

The accompanying Notes and Schedules are an integral part of these financial statements.

3

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
LIABILITIES
DEPOSITS	47,181,898	35,897,864
Non-financial public sector	6,973,439	2,587,253
Financial sector	8,026	9,326
Non-financial private sector and foreign residents
Current accounts	4,938,705	4,361,405
Savings accounts	21,842,894	13,205,937
Time deposits	11,628,212	11,677,322
Investment accounts	10,000	375,000
Other	1,608,939	3,510,701
Accrued interest and exchange rate differences payable	171,683	170,920

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	12,982,441	6,514,834
Argentine Central Bank - Other	5,435	4,966
Banks and international institutions	639,446	703,010
Unsubordinated negotiable obligations (Note 6)	7,116,718	1,966,936
Amounts payable for spot and forward purchases pending settlement	1,741,292	592,386
Securities to be delivered under spot and forward sales pending settlement	142,678	29,979
Loans from domestic financial institutions	878,617	983,823
Other (Note 5)	2,181,227	2,132,925
Accrued interest and exchange rate differences payable	277,028	100,809

MISCELLANEOUS LIABILITIES	2,649,947	2,182,228
Directors’ and other fees	2,230	1,534
Other (Note 5)	2,647,717	2,180,694
PROVISIONS	74,596	63,252
SUBORDINATED LOAN AND NEGOTIABLE OBLIGATIONS (Note 6)	1,533,221	1,378,758
UNALLOCATED ITEMS	226,116	134,158
NON-CONTROLLING INTERESTS (Note 10)	9,387	103,397
TOTAL LIABILITIES	64,657,606	46,274,491
SHAREHOLDERS’ EQUITY	14,300,098	6,931,551
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,957,704	53,206,042

The accompanying Notes and Schedules are an integral part of these financial statements.

4

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Memorandum Accounts

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016

DEBIT	66,832,421	44,423,022
CONTINGENT	29,945,796	16,958,404
Granted loans	339,178	252,150
Guarantees received	28,229,920	15,934,097
Contingencies re. contra items	1,376,698	772,157
CONTROL	30,066,713	26,683,060
Uncollectible loans	544,175	492,187
Other	28,580,530	24,128,557
Control re. contra items	942,008	2,062,316
DERIVATIVES	6,819,351	781,030
Notional value of forward transactions without delivery of underlying asset	2,621,876	448,223
Debit derivatives re. contra items	4,197,475	332,807
TRUST ACCOUNTS	561	528
Trust Funds	561	528
CREDIT	66,832,421	44,423,022
CONTINGENT	29,945,796	16,958,404
Other guarantees granted included in the debtor classification regulations	899,392	632,990
Other guarantees granted not included in the debtor classification regulations	60,840	-
Other included in the debtor classification regulations	151,590	84,842
Other not included in the debtor classification regulations	264,876	54,325
Credit derivatives re. contra items	28,569,098	16,186,247
CONTROL	30,066,713	26,683,060
Checks and drafts to be credited	894,074	1,985,525
Other	47,934	76,791
Control re. contra items	29,124,705	24,620,744
DERIVATIVES	6,819,351	781,030
Credit derivatives re, contra items	2,621,876	448,223
Notional value of forward transactions without delivery of underlying asset	4,197,475	332,807
TRUST ACCOUNTS	561	528
Trust liabilities – re contra items	561	528

The accompanying Notes and Schedules are an integral part of these financial statements.

5

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
FINANCIAL INCOME	10,685,506	7,671,082
Interest on cash and due from banks	191	-
Interest on loans granted to the financial sector	68,640	50,699
Interest on overdrafts	783,598	740,621
Interest on promissory notes	1,653,205	1,408,360
Interest on mortgage loans	10,080	5,854
Interest on automobile and other secured loans	17,507	13,741
Interest on credit card loans	1,341,270	1,287,977
Interest on financial leases	290,769	242,592
Interest on other loans	4,353,549	2,530,894
Income from government and corporate securities	1,619,865	884,294
Interest on other receivable from financial transaction	1,012	140,717
Consumer price index adjustment (CER)	32,234	621
Exchange rate differences on gold and foreign currency	134,601	242,704
Other (Note 5)	378,985	122,008

FINANCIAL EXPENSES	4,275,797	3,694,627
Interest on checking accounts	331,202	-
Interest on savings accounts deposits	2,592	3,562
Interest on time deposits	1,466,934	2,103,004
Interest on interbank loans (call money loans)	19,328	20,800
Interest on other loans from the financial sector	136,384	241,346
Interest on subordinated obligations	104,920	94,631
Other interest	242,997	201,853
Interest on other liabilities from financial transactions	1,150,534	287,451
Consumer price index adjustment (CER)	10,425	774
Contributions made to the Deposit Insurance Fund	60,334	72,326
Other (Note 5)	750,147	668,880

GROSS FINANCIAL MARGIN – GAIN	6,409,709	3,976,455
LOAN LOSS PROVISIONS	1,219,889	740,963
SERVICES FEE INCOME	3,571,184	2,496,924
In relation to lending transactions	526,176	350,903
In relation to deposits transactions	1,009,208	647,627
Other commissions	137,331	95,586
Other (Note 5)	1,898,469	1,402,808

SERVICES FEE EXPENSE	1,048,837	767,600
Commissions	538,042	383,209
Other (Note 5)	510,795	384,391

The accompanying Notes and Schedules are an integral part of these financial statements.

6

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016

INCOME FROM INSURANCE ACTIVITIES (Note 9)	330,761	476,245
ADMINISTRATIVE EXPENSES	5,985,496	4,254,524
Personnel expenses	3,941,277	2,696,252
Directors’ and statutory auditors’ fees	47,256	48,331
Other professional fees	305,410	209,984
Advertising and publicity	185,496	141,334
Taxes	422,288	327,105
Depreciation of premises and equipment (Schedule V)	84,527	57,288
Amortization of other intangibles (Schedule III)	94,037	81,639
Other operating expenses	743,102	609,930
Other	162,103	82,661

SUBTOTAL - INCOME FROM FINANCIAL TRANSACTIONS	2,057,432	1,186,537
NON-CONTROLLING INTERESTS RESULT (Note 10)	(5,472)	(14,608)
MISCELLANEOUS INCOME	392,586	279,447
Results from equity investments	26,856	4
Penalty interests	67,387	62,637
Loans recovered and allowances reversed	120,412	60,223
Results from discontinued activities	1,549	-
Other (Note 5)	176,382	156,583

MISCELLANEOUS LOSSES	254,868	308,773
Results from equity investments	-	58
Penalty interests and charges paid to the Argentine Central Bank	3,634	945
Loan loss provisions for miscellaneous receivables and other provisions	33,250	58,300
Miscellaneous assets depreciation (Schedule V)	4,612	5,959
Amortization of goodwill (Schedule III)	6,917	6,974
Other (Note 5)	206,455	236,537

INCOME BEFORE INCOME TAX	2,189,678	1,142,603
INCOME TAX	(603,985)	(363,559)
NET INCOME FOR THE PERIOD	1,585,693	779,044

The accompanying Notes and Schedules are an integral part of these financial statements.

7

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 16 at Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
CHANGES IN CASH AND CASH EQUIVALENTS
- Cash and cash equivalents at the beginning of the year	9,688,554	7,616,502
- Cash and cash equivalents at the end of the period (Note 16)	19,183,995	7,035,373
Net increase / (decrease) in cash and cash equivalents	9,495,441	(581,129)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flow from operating activities
Net (Payments) / Collections related to:
- Government and corporate securities	1,004,298	(1,803,886)
- Loans
To the financial sector	171,330	(134,094)
To the non-financial public sector	(57,352)	(34,862)
To the non-financial sector and foreign residents	(5,843,916)	(2,183,706)
- Other receivables from financial transactions	1,028,009	170,713
- Receivable from financial leases	(371,487)	(3,353)
- Deposits
To the financial sector	(1,300)	(247,645)
To the non-financial public sector	4,137,460	756,993
To the non-financial sector and foreign residents	5,068,417	3,860,883
- Other liabilities from Financial Transactions
Interbank loans (Call money loans received)	(29,342)	244,367
Others (except for liabilities included in financial activities)	(1,038,177)	(826,833)
Collections related to service fee income	4,142,571	3,153,354
Payments related to service fee expenses	(1,264,351)	(907,443)
Administrative expenses paid	(5,512,864)	(3,801,616)
Payment of organization and development expenses	(70,589)	(65,728)
Net collections of penalty interest	67,387	62,637
Differences deriving from court resolutions paid	(4,813)	(1,038)
Net payments related to miscellaneous income and losses	4,529	52,553
Net payments related to other operating activities	(2,254,883)	(154,674)
Income tax / minimum presumed income tax paid	(257,444)	(217,322)
Net cash (used in) operating activities	(1,082,517)	(2,080,700)
Cash flow from investing activities
Net payments related to premises and equipment	(64,652)	(80,717)
Net collections related to miscellaneous assets	115,672	(17,994)
Collections for purchases of shares in other companies	39,551	-
Other payments from investing activities	10,440	-
Net cash provided by / (used in) investing activities	101,011	(98,711)

The accompanying Notes and Schedules are an integral part of these financial statements.

8

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 16 at Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
Cash flow from financing activities
Net (payments) / collections related to:
- Unsubordinated negotiable obligations	4,418,122	(667,743)
- Argentine Central Bank:	469	402
- International Banks and Institutions	(44,074)	51,558
- Subordinated Loan and negotiable obligations	(121,654)	(72,019)
- Financing received from Argentine Financial Institutions	(69,151)	(1,225,864)
Capital increase	5,848,354	3,285,949
Dividends paid	(65,500)	(25,503)
Other payments from financing activities	(2,831)	(15,335)
Net cash provided by financing activities	9,963,735	1,331,445
Financial Income on Cash and Cash Equivalents (Including Interest and Monetary Result)	513,212	266,837
Net increase / (decrease) in cash and cash equivalents	9,495,441	(581,129)

The accompanying Notes and Schedules are an integral part of these financial statements.

9

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF CONSOLIDATION

Grupo Supervielle’s consolidated financial statements are prepared in accordance with Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank on the Accounting Informative Regime for the quarterly/annual disclosure, guidelines set forth by Technical Pronouncement N° 8 and 19 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), and of General Resolution No. 622/13 and complementary to the National Securities Commission (CNV), utilized by the controlled company Banco Supervielle S.A. in drawing up its financial statements as of September 30, 2017, and issued on November 8, 2017.

The financial statements of Grupo Supervielle S.A. have been consolidated with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A. and Supervielle Seguros S.A. As of December 31, 2016 the financial statements of Cordial Microfinanzas have been consolidated also (See Note 6 of parent company financial statements).

The main investment of the Group is made up by its shares in Banco Supervielle S.A., a financial entity subject to the Argentine Central Bank’s regulations; therefore, disclosure guidelines utilized by such Entity have been adopted pursuant to provisions set by the T.O. 2013 from National Securities Commission, Title IV, Chapter I, Section I, Article 2.

It is worth to be mentioned that on February 12, 2014, the Argentine Central Bank, through Communication “A” 5541, disclosed the roadmap for the convergence of the reporting and accounting regime towards International Financial Reporting Standards (IFRS) for entities under its supervision, which include Banco Supervielle S.A., and Cordial Compañía Financiera S.A.

Pursuant to the disclosed plan, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year to start on January 1, 2018 and shall include their operations and changes in shareholders’ equity pursuant to standards to be issued by the Argentine Central Bank within such convergence plan (See Note 22).

2.	ACCOUNTING POLICIES

2.1

Comparative Information

Balances as of December 31, 2016 and the nine-month period ended September 30, 2016, which are disclosed in these financial statements for comparative purposes; arise from the financial statements at those dates and include certain reclassifications which contemplate specific aspects of exposure to the effects of presenting them on a uniform basis with those of the present period.

2.2

Significant Accounting policies

Accounting policies applied by Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A. and Espacio Cordial de Servicios S.A. are similar to those applied by the Group (See Note 2 at parent company financial statements). As for Banco Supervielle S.A. and Cordial Compañía Financiera S.A., accounting standards set by the Argentine Central Bank are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires (See Note 4).

As for Supervielle Seguros S.A., accounting standards set by the National Insurance Superintendence are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires. However, such deviation has not produced any material effect on Grupo Supervielle S.A.’s financial statements.

10

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The main valuation criteria are as follows:

2.2.1 Assets and liabilities in pesos

Assets and liabilities pending of settlement in pesos are stated at their nominal values, contemplating, where applicable, adjustments and interest accrued at the end of each period/fiscal year. Adjustments and interest were expensed against income for each period/fiscal year.

2.2.2 Assets and liabilities in foreign currency

Operations in foreign currency were recorded at the exchange rate disclosed by the Argentine Central Bank, and those operations in other currencies at the reference exchange rate in US dollars disclosed by the Argentine Central Bank. Exchange gains and losses, adjustments and interest were expensed against income for each period/fiscal year.

2.2.3 Gold

Holdings of gold were valued at its market price, in US dollars, on the London market on the last business day of each period/fiscal year, and later converted into pesos at the reference exchange rate disclosed by the Argentine Central Bank at those dates, in accordance with Communication “A” 3500.

2.2.4 Government and corporate securities

a)	Securities measured at fair value: those included in volatility or present value of securities listings issued by the Argentine Central Bank. These holdings are recorded at their market value on the last business day of each period, in local or foreign stock exchange markets, or at present value when applicable. Differences of reasonable market value were expensed against income for each period/fiscal year.
b)	Securities measured at amortized cost: those not included in the previous point, recorded at acquisition cost plus financial results accrued exponentially applying the internal rate of return. The accruals were recorded against results of each period/fiscal year.
2.2.5	Listed corporate securities:
•	These securities have been valued at their market price at each period/fiscal year end. Changes in valuation of these securities are recorded as results of each period/fiscal year.

2.3

Method used to accrue interest and adjustments

Accrual of interest on lending and borrowing transactions was calculated monthly and appropriated on a compounded basis, in proportion to the days during which interest was accrued on principal. However, accrual is applied using the straight line method for foreign currency operations, operations in pesos with adjustment capital clause or those in which the interest rate is previously set for a validness term no longer than 92 days.

The Company suspends the accrual of interest when the collection of interest and principal is in doubt. Accrued interest remains on the Company´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4

Loans

The portfolio is valued on the effectively granted amounts, net of paid amortizations of capital, plus receivable accrued interests, adjustments and others and deduced estimated allowances to cover non-collection risks calculated pursuant to what is specified in Note 2.5.

11

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.5

Allowances for loan losses

Allowances for loan losses were calculated based on the estimated risk of the loans granted by the Bank, arising from the evaluation of the debt repayment capacity of its debtors’ liabilities for those commercial portfolio clients, the degree of debtors’ compliance based on delinquency days for the consumption portfolio, and the guarantees securing the respective transactions, in accordance with the regulations on “Debtor Classification and Minimum Loan Loss Risk Allowances” issued by the Argentine Central Bank.

2.6

Other receivables and liabilities from financial transactions

-

Amounts receivable for spot and forward sales and payable for spot and forward purchases, both pending settlement: This line corresponds to spot and forward operations of securities and/or foreign currency pending settlement, which were valued at their agreed settlement value. The difference between the market value of the securities and/or the foreign currency exchanged at the time of execution of the sale contracts and the agreed forward exchange value premium was expensed against the results for each period/fiscal year based on their monthly accrual.

-

Securities receivable for spot and forward purchases and to be delivered for spot and forward sales, both pending settlement: The securities and/or foreign currency receivable for purchases and to be delivered for sales were valued as specified in paragraphs 2.2.2 and 2.2.4 in this note and recorded in the “Securities receivable under spot and forward purchases pending settlement” of Other receivable from financial transactions and “Instruments to be delivered under spot and forward sales pending settlement” of Other liabilities from financial transactions.

-

Unlisted corporate securities: Valued at acquisition cost plus accrued interest pending collection at the end of each period/fiscal year.

-

Other receivables not included in the debtor classification regulations: This line corresponds to unlisted participation certificates issued by trusts in pesos valued at their equity value estimated at the end of each fiscal year and to unlisted debt securities issued by trusts in pesos and in foreign currency, which were valued at the value of addition to assets, plus interest accrued through the end of each period/fiscal year.

Additionally, mutual fund trust shares are included, valued at their equity value estimated at the end of each period/fiscal year. Valuation differences were expensed against income for each period/fiscal year.

-

Balances payable to banks and international institutions, loans from domestic financial institutions and unsubordinated negotiable obligations: Valued on the basis of the cash received, net of transaction costs, plus the financial results accrued on the basis of the internal rate of return estimated upon initial recognition. Other items are valued at residual value plus interest accrued as of period/fiscal year. Liabilities denominated in foreign currency are adjusted as indicated in note 2.2.2.

2.7

Receivable from financial leases

Registrations were made pursuant to the discounted value of the sum of minimum installments pending collection and any non-guaranteed residual value. Earnings accrued were recognized in results of each period/fiscal year.

12

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.8

Unlisted equity investments

Unlisted equity investments in other companies were valued as follows:

In Argentine non-controlled entities carrying out supplementary authorized activities:

The equity investments in Provincanje S.A., Mercado Abierto Electrónico S.A., SEDESA, Argencontrol S.A., Compensadora Electrónica S.A., Mendoza Fiduciaria S.A., Cuyo Aval S.G.R., Garantizar S.G.R., Campo Aval S.G.R., Los Grobo S.G.R., Vínculos S.G.R., Afianzar S.G.R., Garantía de Valores S.G.R., Americana de Valores S.G.R., Acindar Pymes S.G.R. y AFFIDAVIT S.G.R. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1.2 from Parent Company Financial Statements, with to the limit of their respective equity value calculated based on the latest financial statements of the issuers available at period/fiscal year. With regard to the equity interest in Profesión + Auge A.F.J.P. S.A., it was decided to continue to carry the allowance for 515 recorded under “other contingencies” bearing in mind that the National State has not yet issued the Regulatory Decree stipulating the procedure for compensating the shareholders of the Pension Fund Managers.

In other Argentine controlled companies:

As of December 31, 2016, the equity investment in Viñas del Monte S.A. was valued at cost of the capital contributions made, adjusted for inflation where applicable, as indicated in Note 1.2 from Parent Company Financial Statements, with the limit of its equity value calculated based on the latest financial statements available at period/fiscal year.

At the date of these financial statements, the equity investment in Viñas del Monte S.A. has been sold, as indicated in Note 6 of the Parent Company Financial Statements.

In other Argentine non-controlled companies:

The equity investment in San Luis Trading S.A. was valued at cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Parent Company Financial Statements, with the limit of the equity value calculated based on the latest financial statements available at period/year end.

In other foreign non-controlled companies:

The equity investment in S.W.I.F.T. was valued at cost.

2.9

Premises and equipment and miscellaneous assets

They have been valued at cost, adjusted for inflation where applicable as indicated in Note 1.2 of the Parent Company Financial Statements, less the corresponding accumulated depreciation. The aggregate value of these assets is less than their recoverable value.

These assets are depreciated by the straight-line method based on the useful lives assigned to them (See Schedule V), on the basis of values expressed in homogeneous currency.

It includes all financial lease assets considering the cost value that set for the purchase of such asset in cash, or, the addition of the discounted sum of minimum installments pending collection provided the latter happens to be lower.

It is important to mention that leased assets are included in the lessee’s book-keeping at the beginning of the operation, regardless of the fact that the ownership should be transferred at the moment of exercising the purchase option upon contract termination.

13

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.10

Other miscellaneous assets

Valued at acquisition cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Parent Company Financial Statements, less accumulated depreciation, calculated in proportion to the estimated months of useful life. Aggregate value of these assets does not exceed their recoverable value.

These assets are depreciated by the straight-line method based on the estimated useful life (See Schedule V), on the basis of values expressed in homogeneous currency.

2.11

Intangible assets

Other intangibles

Valued at cost, adjusted for inflation where applicable, as indicated in note 1.2, at the Parent Company Financial Statements, less accumulated amortization, calculated in proportion to the months of estimated useful lives (See Schedule III).

Goodwill

In addition to Note 2.4 of the Parent Company Financial Statements, goodwill includes the excess of the acquisition cost over the value assigned to the 99.94% of shares in Banco Regional de Cuyo S.A. and the 95% of shares in Cordial Compañía Financiera S.A. In both cases, goodwill accounts for the excess of the acquisition cost over the shareholders’ equity value of the business acquired at the acquisition date pursuant to provisions issued by the Argentine Central Bank (See Schedule III). The value of goodwill is amortized by the straight-line method, not exceeding 120 months.

2.12

Severance payment

Directly expensed on paid severance payments.

2.13

Deposits

Deposits are valued amortized cost. As for deposits in foreign currency, such deposits are valued pursuant to note 2.2.2. As for deposits in government and corporate securities are valued pursuant to note 2.2.4.

2.14

Provisions

Provisions for other contingencies to address labor, legal, tax commitments and other miscellaneous potential risks have been set based on the information received from its legal advisors.

2.15

Subordinated negotiable obligations

Subordinated negotiable bonds have been valued at amortized cost plus accrued interest using the internal rate of return. Losses from interest expense have been recognized on each period/year results on an accrual basis.

2.16

Use of estimates

The preparation of financial statements in accordance with Argentine Banking GAAP and generally accepted accounting principles in force in Argentina, as long as they are compatible with those standards, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting perior/year. Actual results could differ from those estimates.

14

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

3.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In subsidiaries Banco Supervielle and Cordial Compañía Financiera, Income tax is calculated at the rate of 35% on the taxable income, without considering the effect of temporary differences between the tax and the accounting result.

Minimum presumed income tax, established by Law No. 25,063, is complementary to income tax, since while the latter is assessable on the taxable income for the period/fiscal year, minimum presumed income tax is a minimum tax levied on potential income provided by certain productive assets at the rate of 1%, the Group’s tax obligation for each period/fiscal year being the higher of the two taxes. However, if in any period/fiscal year minimum presumed income tax exceeds income tax, that amount in excess will be computable as payment on account of income tax in excess of minimum presumed income tax arising in any of the following ten period/fiscal years.

The abovementioned law establishes that, the entities regulated by the Financial Institutions Law must consider the twenty per cent (20%) of their taxable assets as taxable basis for calculation of minimum presumed income tax, after deducting those defined as non-computable assets.

4.	DIFERENCES BETWEEN ARGENTINE BANKING GAAP AND PROFESSIONAL ACCOUNTING STANDARDS IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between Argentine Banking GAAP and the professional accounting standards in force in the Autonomous City of Buenos Aires are as follows:

4.1.

Recognition of income tax by the deferred tax method

Banco Supervielle S.A. and Cordial Compañía Financiera S.A. subsidiaries set income tax by applying the valid rate over the estimated tax gain, without taking into account the effect of temporary differences between the accounting result and the tax result.

In accordance with professional accounting standards in force in the Autonomous City of Buenos Aires (Technical ruling No. 17), income tax must be recognized by the deferred tax method and, consequently, deferred tax assets or liabilities calculated on the abovementioned timing differences must be recognized. In addition, tax loss carry-forwards or unused tax credits allowed to be deducted from future taxable income must be recognized as deferred assets, as long as income is likely to be obtained.

Had the deferred tax method been applied in Banco Supervielle S.A. and Cordial Compañía Financiera S.A., these entities would have recognized net assets resulting from such deferred tax of 118,284 as of September 30, 2017, and a decrease charge of income tax charge by 144 for the nine month period ended September 30, 2017; and deferred tax assets of 33,358 as of September 30, 2017, and a decreased charge of income tax charge by 13,968 for the nine month period ended September 30, 2017.

4.2.

Derivatives

Derivatives were valued pursuant to criteria set by the Argentine Central Bank. Those criteria differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, which require that, in case of futures and forwards of foreign currency without underlying assets delivery, valuation be made at its fair value. Regarding swap agreements, these standards require valuation to be made at reasonable market value.

4.3.

Goodwill

Banco Supervielle S.A. determined goodwill for the purchase of shares in Banco Regional de Cuyo S.A. and Cordial Compañía Financiera S.A., in virtue of the excess of the purchase cost over the equity value of that investment on the basis of the last financial statements of the issuer available upon such acquisition. Under professional accounting standards in effect in the Autonomous City of Buenos Aires (Technical Ruling No. 18), goodwill should result from the difference between the purchase cost of the investment referred to above and the amount of the net assets valued at the estimated fair value, including the identification of purchased intangible assets.

15

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Upon the application of professional accounting standards as of September 30, 2017, lower assets for 4,334 should have been recorded and earnings for 1,334 should have been produced.

4.4.

Transfer of financial assets

Cordial Compañía Financiera S.A. assigned Banco de la Provincia de Córdoba S.A., Banco Santander Río S.A., Industrial and Comercial Bank of China S.A and Banco Macro S.A. part of its loan portfolio as a collateral assignment with recourse to the assignor. As a result of these transactions, the firm excluded all assigned assets and recognized incomes stemming from the difference between the accounting value of assigned assets and received funds. Pursuant to Professional Accounting Standards adopted by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, the collateral assignment of financial assets with assignor’s responsibility is not deemed as a sale operation because the assignor bears an important part of the risks and benefits related to such assigned assets. Upon the application of Professional Accounting Standards in force in the Autonomous City of Buenos Aires, Cordial Compañía Financiera S.A.’s assets as of September 30, 2017, should have recorded an increase of 117,331, liabilities for 141,543, shareholders’ equity should have recorded a decrease of 24,212, and a decrease in the net income by 2,006.

4.5.

Disclosure

Argentina Banking GAAP differs in certain disclosure criteria from professional accounting standards in force in the Autonomous City of Buenos Aires, thus being the following said deviations:

-

The Bank does not disclose its assets and liabilities in current and non-current taking into account the date on which assets are expected to become cash or its equivalent and liabilities are expected to become due pursuant to professional accounting standards in-force.

-

Goodwill specified in Note 2.11 is disclosed under Intangible Assets, Pursuant to professional accounting standards, such goodwill must be disclosed under Goodwill.

-

There are differences between the information of cash flows disclosed in the Statement of Cash Flows and its equivalents and what is required by professional accounting standards.

-

The Bank has not submitted certain information regarding goodwill, relates parties and other information requirements required to non-banking entities.

5.	OTHER RECEIVABLES AND LIABILITIES FROM FINANCIAL TRANSACTIONS, MISCELLANEOUS RECEIVABLES AND MISCELLANEOUS LIABILITIES

The breakdown of the caption “Other receivables not included in the debtor classification regulations” included in “Other receivables from financial transactions” in the balance sheet was as follows:

	09/30/2017	12/31/2016
Financial Trust Participation Certificates	561,996	530,607
Financial Trust Debt Securities	137,589	100,644
Shares in Mutual Funds	5,727,577	1,296,588
Other	780	373
	6,427,942	1,928,212

16

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The breakdown of the caption “Other” included in “Other liabilities from financial transactions” in the balance sheet was as follows:

	09/30/2017	12/31/2016
Collections and other operations on behalf of third parties	1,286,722	953,743
Sundry (payment orders abroad)	223,819	464,070
Other withholdings and collection	356,668	455,663
Social security payment orders pending settlement	269,683	82,761
Liabilities for financing of purchases	21,819	29,845
Other	22,516	146,843
	2,181,227	2,132,925

The breakdown of the caption “Other” included in “Miscellaneous receivables” in the balance sheet was as follows:

	09/30/2017	12/31/2016
Guarantee deposits (Note 8)	650,716	339,340
Sundry debtors	628,846	397,399
Payments in advance	136,895	109,568
Tax advances	173,538	95,116
Loans to employees	178,920	190,925
Other	530	5,857
	1,769,445	1,138,205

The breakdown of the caption “Other” included in “Miscellaneous liabilities” in the balance sheet was as follows:

	09/30/2017	12/31/2016
Tax payable	942,785	727,218
Payroll and social security	686,036	583,317
Sundry creditors	874,664	678,246
Collections in advance	144,232	156,382
Other	-	35,531
	2,647,717	2,180,694

The breakdown of the captions included in “Income Statement” in the balance sheet was as follows:

	09/30/2017	09/30/2016
Financial Income - Other
Interest on foreign trade loans	146,183	50,300
Premium on repo transactions	159,422	12,630
Forward transactions	-	10,615
Mutual guarantee companies income	70,035	42,065
Interest for other loans	3,266	5,402
Others	79	996
	378,985	122,008
Financial Expense - Other
Turnover Tax	676,406	491,633
Premium on repo transactions	59,316	176,461
Forward transactions	14,321	-
Other	104	786
	750,147	668,880

17

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
Services fee income - Other
Commissions	1,530,360	1,218,615
Income from Mutual Funds administration services	141,114	97,094
Rentals from safety boxes	93,470	65,158
Other	133,525	21,941
	1,898,469	1,402,808
Service fee expense - Other
Expenses and promotions related to credit cards	179,128	142,417
Turnover tax	276,064	195,853
Other	55,603	46,121
	510,795	384,391
Miscellaneous income - Other
Income from sales of premises and equipments and miscellaneous assets	62,868	73,726
Rentals	20,073	34,319
Other adjustments and interest of miscellaneous credits	20,252	18,753
Charge of couriers	5,764	3,742
Other	67,425	26,043
	176,382	156,583
Miscellaneous losses - Other
Grants paid	15,855	10,041
Charges paid to National Social Security Administration (ANSES)	79,349	151,703
Turnover tax	16,237	9,438
Losses on quota refund	34,786	29,451
Other adjustments and interest of miscellaneous liabilities	35,462	9,652
Other	24,766	26,252
	206,455	236,537
6.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized.

As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

18

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of September 30, 2017 and December 31, 2016 Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	09/30/2017	12/31/2016
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	22,817	22,659
Class XX	07/28/2015	AR $	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	-	129,389
Total						22,817	152,048

As of the issuance of these Financial Statements, class XX has been fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

As of September 30, 2017 and December 31, 2016, Grupo Supervielle S.A.’s Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount to 22,817 and 152,048 respectively.

Banco Supervielle S.A.

-

Program for the issuance of Negotiable Obligations for up to V/N USD 200,000,000

On April 30, 2007, the Ordinary and Extraordinary Shareholders’ Meeting decided to approve the Bank’s joining of the public offering regime through the creation of a Global Program for the Issuance of Simple Negotiable Obligations, for up to a maximum outstanding amount, at any moment while the Program is in force, of USD 200,000,000 (two hundred million United States dollars).

On October 13, 2010, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class 1 Negotiable Obligations. On October 29, 2010, the National Securities Committee (NSC) ordered the putting into effect of the resolutions for the public offering of Class 1 Negotiable Obligations under the Global Program of mid-term securities issuance for negotiable obligations issuance. Subscription period started on November 1, 2010 and finished on November 8, 2010.

The following describes the main terms and conditions of the aforementioned issuance of Class 1:

Amount: USD 50,000,000 (United States dollars fifty millions)

Type: Class 1 Negotiable Obligations will be subordinate liabilities of the Bank.

Maturity date: November 11, 2017

Interest Rate: 11.375%

Interest Payment Date: Interests accrued by Class 1 Negotiable Obligations will be paid on a six-month basis on May 11 and November 11 of each year.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York State Laws.

As of May 11, 2017, Banco Supervielle S.A. made the thirteenth interest payment of the Class I Negotiable Obligations.

As of September 30, 2017 and December 31, 2016, said obligation is registered in item Subordinated loans and Negotiable Obligations for 903,620 and 800,674, respectively.

19

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

-

Program for the issuance of Negotiable Obligations for up to V/N USD 750,000,000 (increased to V/N USD 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting passed the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

On May 16, 2013, the Board of the Bank passed the issuance of Class III Negotiable Obligations for a maximum amount of V/N USD 30,000,000 (thirty million US dollars) within the Global Program of Negotiable Obligations. The bidding period closed on August 15, 2013.

The following describes the main terms and conditions of Class III issuance:

Amount: USD 22,500,000 (United States dollars twenty two million five hundred thousand)

Type: Class III Negotiable Obligations will be subordinate liabilities of the Bank

Maturity date: August 20, 2020

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Class III Negotiable Obligations will be paid on a six-month basis making the first payment on February 20, 2014

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of September 30, 2017 and December 31, 2016, said obligation is recorded in Subordinate Negotiable Obligations item for 391,076 and 363,623, respectively.

On October 14, 2014, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class IV Subordinate Negotiable Obligations for an amount of up to F/V USD 30,000,000 (United States Dollars Thirty million) within the Global Negotiable Obligations Program. Subscription period finished on November 14, 2014.

The following describes the main terms and conditions of the aforementioned issuance of Class IV:

Amount: USD 13,441,000 (United States dollars thirteen million four hundred and forty one thousand)

Type: Negotiable Obligations will be subordinate liabilities of the Bank.

Maturity date: November 18, 2021.

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a six-month basis, which first payment shall be made effective on May 18, 2015.

Amortization: Capital to be paid through single payment on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of May 18, 2017, Banco Supervielle S.A. made the fifth interest payment of the Class IV Negotiable Obligations.

As of September 30, 2017 and December 31, 2016, said obligation is recorded in Subordinated loans and Negotiable Obligations item for 238,525 and 214,461, respectively.

On September 24, 2015, the Board passed the issuance of Class V Unsubordinared Negotiable Obligations for a maximum amount of V/N AR$ 350,000,000 (thirty five million Argentine Pesos) within the Global Program of Negotiable Obligations. The bidding period closed on November 18, 2015.

20

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The following describes the main terms and conditions of the aforementioned issuance of Class V:

Amount: AR$ 340,100,000 (Argentine Pesos three hundred forty million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: May 20, 2017

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 20, 2016.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of May 22, 2017, Banco Supervielle S.A. made the sixth and last interest payment of the Class V Negotiable Obligations.

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 339,715.

On July 13, 2016, the Board passed the issuance of Class VI Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 600,000,000 (Argentine Pesos sixty million) within the Global Program of Negotiable Obligations. The bidding period closed on October 7, 2016.

The following describes the main terms and conditions of the aforementioned issuance of Class VI:

Amount: AR$ 422,000,000 (Argentine Pesos four hundred twenty two million)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: October 12, 2018

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on January 12, 2017.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of July 12, 2017, Banco Supervielle S.A. made the third interest payment of the Class VI Negotiable Obligations.

As of September 30, 2017 and December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 421,135 and 420,507, respectively.

On October 28, 2016, the Board passed the issuance of Class VII Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 400,000,000 (Argentine Pesos four hundred million) within the Global Program of Negotiable Obligations. The bidding period closed on November 15, 2016.

The following describes the main terms and conditions of the aforementioned issuance of Class VII:

Amount: AR$ 269,100,000 (Argentine Pesos two hundred sixty nine million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: November 17, 2017

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 17, 2017.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

21

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of August 17, 2017, Banco Supervielle S.A. made the third interest payment of the Class VII Negotiable Obligations.

As of September 30, 2017 and December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 268,979 and 268,273, respectively.

Banco Supervielle S.A.: Global Program for the issuance of Negotiable Obligations in foreign currency up to V/N U$S 800.000.000

As of September 22, 2016, the Bank’s Extraordinary General shareholders’ meeting No.117, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of U$S 800,000,000 (eight hundred million pesos).

On November 24, 2016, the National Securities Commission approved the Program by Resolution N°18,376.

As of November 23, 2016 the Board passed the issuance of Unsubordinated Class A Negotiable Obligations for a maximum amount of V/N USD 300,000,000 (United State dollars three hundred millon). The bidding period closed on February 02, 2017.

The following describes the main terms and conditions of the aforementioned issuance of Class A:

Amount: The peso equivalent of US$ 300,000,000, for a nominal value of AR$ 4,768,170,000 (Pesos four thousand seven hundred sixty eight million, one hundred and seventy thousand).

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: August 9, 2020

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on March 9, 2017

Amortization: Capital to be paid in two quotas, first 50% on February 9, 2020 and rest 50% on August 9, 2020.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York Laws from United States of America.

As of August 9, 2017, Banco Supervielle S.A. made the first interest payment of the Class A Negotiable Obligations.

As of September 30, 2017, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 4,735,370.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. On October 27, 2016, the program for the issuance of Negotiable Obligations was authorized for a face value of up to 1,000,000. On March 22, 2017 the Cordial Compañía Financiera´s Extraordinary General shareholders’ meeting passed the issuance of the Program for a maximum amount of V/N AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017.

22

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The following describes issuances in force as of September 30, 2017 and December 31, 2016.

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	09/30/2017	12/31/2016
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5.95% + BADLAR	-	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	199,000	199,000
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3.57% + BADLAR	200,000	200,000
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24.90%	154,214	154,214
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4.00% + BADLAR	151,429	151,429
Class XIV	05/11/2017	05/11/2019	558,000	Variable TNA 3.50% + BADLAR	554,908	-
Class XV	08/24/2017	02/23/2019	413,500	Variable TNA 3.75% + BADLAR	410,927	-
Total					1,670,478	793,393

As of September 30, 2017, Banco Supervielle S.A. holds in its portfolio Negotiable Obligations Class X, issued by Cordial Compañía Financiera S.A., for an amount of 2,061. While as of December 31, 2016, Banco Supervielle S.A. holds in its portfolio Negotiable Obligations Class IX and X, for an amount of 5,000 and 2,000, respectively.

As of September 30, 2017 and December 31, 2016, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 1,670,478 and 793,393, respectively.

On October 3, 2017, the Board of Directors of Cordial Compañía Financiera approved the issuance by public offering of Negotiable Obligations, for a nominal value that will not exceed AR$ 800,000,000 in the framework of the Global Program for the Issuance of Negotiable Obligations, simple negotiable instruments in the short, medium and/or long term, subordinated or not, with or without guarantee, for a nominal value of AR$ 2,500,000,000.

7.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to Art.70 of Corporate Law and the Company’s By-law, 5% of the fiscal year profit shall be transferred to a Legal Reserve until such reserve reaches 20% of the Capital Stock. As for financial entities, pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to Art.68 of the aforementioned Law, dividends shall not be passed or distributed among partners, but through realized and liquid earnings resulting from the balance sheet drawn up pursuant to the law and the By-law and passed by the competent corporate body. Likewise, those dividends to be distributed in cash or instruments, exceeding tax profits accrued upon previous fiscal year closing as of payment or distribution date, shall be subject to the 35% withholding in terms of income tax through a single and final payment. Accumulated tax earnings for said tax purposes, are the balance of accumulated accounting earnings as of December 31, 1997, minus paid dividends plus tax profits set as from December 31, 1998.

In turn, Grupo Supervielle’s income mainly results from dividends produced by its investments in other companies. As for its investments in Banco Supervielle S.A. and Cordial Compañía Financiera S.A., there are additional restrictions to the income distribution restrictions set by the Argentine Central Bank. As established by Argentine Central Bank Communication “A” 4664, supplementary provisions and amendments, for the purposes of the distribution of profits the financial institutions shall have the prior authorization of the Superintendence of Financial and Foreign Exchange Institutions and comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Law on Financial Institutions; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or reverse requirement –on average- in pesos or in foreign currency or in securities. v) No sanctions are recorded with penalties in excess of 25% of last reported equity computable for capital adequacy purposes, nor suspensions, prohibitions, or voidances, imposed in the last five years by the Central Bank, the Financial Information Unit, the National Securities Commission, and/or the National Insurance Superintendence, deemed to be material.

23

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The entities not facing any of these situations may distribute profits up to the positive amount arising from deducting, off-balance sheet, from unassigned returned earnings, the amounts of the Legal and Bylaws Reserves; the balances for the capitalization of differences arising from payments made in compliance with court measures issued in cases where the regulations in force applicable to the “pesified” deposits are objected to; the difference between the carrying amount and the market value of the public debt and/or monetary regulation instruments; the valuation adjustments to assets modified by the Superintendence of Financial and Foreign Exchange Institutions which are pending recognition and/or those indicated by the External Audit not given accounting recognition; the individual exemptions for the valuation of assets; the balances for the capitalization of the difference between the equivalent in pesos of the court-ordered deposits considered in the original currency of the placement and the carrying amount of those deposits placed in foreign currency which, at January 5, 2002, were subject to the provisions of Law 25.561 and Decree 214/02; and the algebraic sum of the balances for the “Unrealized Valuation Differences” accounts for government securities and instruments issued by the Argentine Central Bank recorded as available for sale, when a consolidated net debit balance is obtained.

In addition, the amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

On November 10, 2015, the Central Bank issued Communication “A” 5827, requiring financial institutions to build an additional capital reserve margin, in order to prevent that credit growth and high profitability become a source of insolvency of the local financial system.

The aforementioned rule, also establishes a counter cyclical margin within the range of 0% and 2.5% of risk weighted assets when, in the view of the Central Bank, credit growth would be excessive and generate an increase of systemic risk.

8.	RESTRICTED ASSETS

As of September 30, 2017 and December 31, 2016, Grupo Supervielle’s following assets are restricted:

Item	09/30/2017	12/31/2016
Loans
Loans under Financial Guarantee	57,992	178,862
	57,992	178,862

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	822,414	535,351
Others included in debtors’ classification regulations	-	620
	822,414	535,971

Miscellaneous Receivables
Trust guarantee deposits	9,952	7,893
Guarantee deposits for Forward Exchange Operations	352,908	114,820
Guarantee deposits for credit cards	134,518	135,297
Other guarantee deposits (*)	26,890	21,316
Guarantee deposits for pass transactions	126,448	59,014
	650,716	338,340

(*) As of September 30, 2017 and December 31, 2016, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. –in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of 1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

24

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

9.	INCOME FROM INSURANCE ACTIVITIES

The composition of item “Income from insurance activities” as of September 30, 2017 and 2016 are as follows:

Item	09/30/2017	09/30/2016
Accrued premiums and charges	602,551	607,744
Accrued losses	(221,015)	(129,013)
Production expenses	(50,775)	(2,486)
Total	330,761	476,245
10.	NON-CONTROLLING INTERESTS

The composition of “Non-controlling interests” of the group’s balance sheet is as follows:

Company	09/30/2017	12/31/2016
Banco Supervielle S.A.	9,387	103,397
Total	9,387	103,397

The composition of “Non-controlling interests” of the income statement is as follows:

Company	09/30/2017	09/30/2016
Banco Supervielle S.A.	(5,472)	(13,183)
Sofital S.A. F. e I.I.	-	(1,425)
Total	(5,472)	(14,608)
11.	INTEREST IN CAPITAL STOCK AND VOTING PERCENTAGE

Grupo Supervielle S.A’s interest in the capital stock of its controlled companies as of September 30, 2017 and December 31, 2016 is as follows:

Company	Condition	Legal Address	Main Activity	Percentage of interest in capital stock and votes
				09/30/2017	12/31/2016
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, Ciudad Autónoma de Buenos Aires, Argentina,	Commercial Bank	99.87%(1)	98.23%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, Ciudad Autónoma de Buenos Aires, Argentina	Financial Company	98.87%	98.32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina,	Credit Card	99.98%	99.78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina	MTF Managing Agent	100.00%	100.00%
Cordial Microfinanzas S.A.	Controlled	Reconquista 320,1° Piso, Ciudad Autónoma de Buenos Aires, Argentina	Microfinances	-	99.78%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, Ciudad Autónoma de Buenos Aires, Argentina	Financial operations and administration of securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso, Ciudad Autónoma de Buenos Aires, Argentina,	Insurance Company	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s interest, direct or indirect, of votes in Banco Supervielle amounts to 99.84% y 98.21% as of 09/30/17 and 12/31/16.

25

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

12.	FINANCIAL TRUSTS

Below is a detail of the financial trust where Banco Supervielle S.A acts as a trustee or as a settler:

As Trustee:

Trustee: Banco Supervielle

Supervielle Global Trust Confiance Program

At present, Banco Supervielle S.A. does not act as Financial Trust Trustee

Banex Créditos IV Financial Trust

Trustee: Banco Supervielle

Supervielle Global Trust Asset Backed Securities Program.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
BANEX IV	03/19/2004	30,012	VDFA VN$ 21,000 Mat: 01/20/05	VDFB VN$ 6,000 Mat: 04/20/05	CP VN$ 3,000 Mat.: 04/20/07	In liquidation

Guarantee Management Trusts

Trustee: Banco Supervielle.

Trust	Indenture executed on	The principal obligation expires on	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	01/22/2018 04/30/2018	16,000 4,000	5,909 2,804	Banco Supervielle S.A.	Credimas S.A.

In addition, Banco Supervielle S.A. Acts as trustee in the following trusts:

-

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of September 30, 2017, amount to 16,795 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 561. This trust will be liquidated following the procedures established by Law 24,441.

-

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

26

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As Settler

Publicly offered and listed financial trusts

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Serie 88 (1), (3)	07/23/2015	$ 220,004	VDF TV A VN$ 213,400 Vto: 11/20/17	VDF TV B VN$ 6,600 Vto: 01/22/18	-	VDF TV 2,178
Serie 90 (1), (3)	10/19/2015	$ 250,019	VDF TV A VN$ 240,000 Vto: 10/20/17	-	CP VN$ 10,000 Vto: 04/20/18	In liquidation
Serie 91 (1), (3)	11/19/2015	$ 300,003	VDF TV A VN$ 288,000 Vto: 11/20/17	-	CP VN$ 12,000 Vto: 05/21/18	VDF TV 1,347 CP 18,481
Serie 92 (2), (3)	12/18/2015	$ 300,004	VDF TV A VN$ 270,000 Vto: 09/20/17	-	CP VN$ 30,000 Vto: 06/20/18	In liquidation
Serie 93 (2), (3)	03/28/2016	$ 300,009	VDF TV A VN$ 267,000 Vto: 04/20/18	-	CP VN$ 33,000 Vto: 04/22/19	CP 49,987
Serie 96 (2), (3)	09/19/2017	$ 236,867	VDF TV A VN$ 220,285 Vto: 06/20/19	-	CP VN$ 16,581 Vto: 04/20/22	VDF TV 386

(1) Securities issued under Supervielle Confiance Program 3.

(2) Securities issued under Supervielle Confiance Program 4.

(3) Personal loans originated by Banco Supervielle for ANSES retirees and employees.

Cordial Compañía Financiera Crédito Financial Trust

Assets in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Securities Issued		Value in pesos as of 09/30/2017		Value in pesos as of 12/31/2016
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
Serie XI	04/20/2016	248,535	59,648	188,887	-	-	76,070	-
Serie XII	06/12/2016	245,290	58,870	186,420	-	-	71,876	-
Serie XIII	08/13/2016	271,718	65,212	206,506	-	-	78,853	-
Serie XIV	10/04/2016	266,322	58,591	207,731	71,670	-	65,351	-
Serie XV	03/07/2016	400,000	84,000	316,000	97,519	-	-	-
Serie XVI	04/07/2017	398,000	83,580	314,420	94,540	-	-	-
Serie XVII	05/17/2017	499,100	104,811	394,289	114,208	51,282	-	-
Serie XVIII	06/13/2017	500,000	105,000	395,000	112,275	20,806	-	-
Total					490,212	72,088	292,150	-

27

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

13.	MUTUAL FUNDS

As of September 30, 2017 and December 31, 2016, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned.

Mutual Fund	Assets under management		Shareholders´ funds		Number of Redeemable Shares
	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Premier Renta C.P. Pesos	1,202,616	1,419,212	1,200,748	1,417,419	205,697,411	274,406,695
Premier Renta Plus en Pesos	2,978,236	1,952,173	2,953,607	1,940,593	515,317,834	396,802,512
Premier Renta Fija Ahorro	6,075,337	3,887,918	5,977,439	3,875,616	353,917,530	269,631,898
Premier Renta Fija Crecimiento	456,363	527,991	455,355	526,249	51,518,884	69,664,347
Premier Renta Variable	130,424	113,525	129,454	102,115	8,720,132	10,145,371
Premier FCI Abierto Pymes	392,293	503,721	387,705	479,023	127,542,662	182,714,748
Premier Commodities Agrarios	7,405	6,126	7,391	5,740	2,624,088	2,249,465
Premier Capital	34,100	98,748	33,926	98,216	14,656,828	46,218,442
Premier Inversion	5,428,369	997,897	5,427,094	996,654	34,530,778,978	7,564,905,911
Premier Balanceado	292,385	167,233	292,166	166,996	238,318,110	163,256,582
Premier Renta Mixta en USD	2,383,299	263,014	2,191,279	229,522	116,330,051	14,172,066

The above mutual fund portfolios have been recorded under Control Memorandum Accounts - Others.

14.	FINANCIAL DEBT, LOANS AND GUARANTEE LINES HELD WITH LOCAL AND INTERNATIONAL ENTITIES

The following is a description of the main financial and guarantee lines as of September 30, 2017:

BANCO SUPERVIELLE S. A.:

-

Inter-American Development Bank (IDB)

In May 2009, Banco Supervielle S.A. entered into agreement within the framework of IDB’s Trade Finance Facilitation Program. Banco Supervielle S.A. the line of credit granted to Banco Supervielle S.A. for USD 15,000,000 (United States dollars fifteen million) under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of September 30, 2017, coverage operations under the agreement referred to in the previous paragraph amounted to USD 383,631 (U$S three hundred eighty-three thousand six hundred thirty-one). As of December 31, 2016, coverage operations under the agreement referred to in the previous paragraph amounted to USD 13,500,000 (U$S thirteen million five hundred thousand).

The agreement entered into with the IDB is subject to compliance with certain financial covenants, certain positive and restrictive covenants, certain do and not do obligations and reporting requirements.

As of September 30, 2017 and December 31, 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

-

International Financial Corporation (IFC)

In April 2007, the Bank entered into an agreement under the IFC-World Bank Group global financial exchange program whereby the latter entity may issue a guarantee in favor of a correspondent bank, thus hedging the Bank’s payment obligations generated by import or export operations with its customers. This program amounts to USD 30,000,000 (USD thirty million).

28

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of September 30, 2017, in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph amounted to USD 6,309,205 (six million three hundred nine thousand two hundred five). On December 31, 2016, this operations amounted to USD 4,550,759 (USD four million five hundred fifty thousand and seven hundred fifty nine).

The agreement signed with the IFC is subject to compliance with certain covenants, the regular remittance of information and certain financial ratios regarding creditworthiness, credit risk, immobilization of assets, exposure to foreign currency and interest rate risk.

As of September 30, 2017 and December 31, 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

CORDIAL COMPAÑIA FINANCIERA S.A.:

-

Syndicated Loans:

As of May 18, 2016, Cordial Compañía Financiera entered into a loan facility agreement named “Sindicado V” with the following banks for 355,000, which accrues floating interests at Badlar private corrected rate plus 550 bps. The loan was cancelated as of April 3, 2017. The loan was managed by Banco Santander Río S.A.

Bank	Proportional Participation
Banco Santander Río S.A.	100,000
Banco de la Pampa S.E.M.	15,000
Banco de la Provincia de Córdoba S.A.	30,000
Banco Hipotecario S.A.	60,000
BACS Banco de Crédito y Securitización S.A.	30,000
Banco de San Juan S.A.	20,000
Banco Macro S.A.	100,000
15.	DERIVATIVES

As of September 30, 2017 and December 31, 2016, the following operations related to derivative financial instruments were in effect:

a)	Futures and forwards, without delivery of underlying assets:

Futures and Forwards with underlying: Foreign Currency

Futures with underlying foreign currency: Include forward foreign currency index negotiation operations without delivery of underlying assets, carried out in the Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX). The general settlements of these operations are made effective on a daily basis, in pesos, on the difference between the applied closing price of the underlying asset and the same price of the previous day (or agreed upon price), expensing the difference against each year results.

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2017	Purchase	4,300,000	76,196
Total as of September 30, 2017		4,300,000	76,196
Total as of December 31, 2016		25,400,000	448,123

29

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Contract maturity	Type of contract	Amount USD	Total local currency
11/30/2017	Sale	20,000,000	360,800
12/31/2017	Sale	45,000,000	824,850
01/31/2018	Sale	21,000,000	392,070
Total as of September 30, 2017		86,000,000	1,577,720
Total as of December 31, 2016		17,000,000	284,252

Contract maturity	Type of contract	Amount in Gold (ounces)	Total local currency
11/22/2017	Sale	1,500	33,319
Total as of September 30, 2017		1,500	33,319
Total as of December 31, 2016		360	6,587

Forwards with underlying: Foreign Currency and Gold

Include foreign currency and gold purchase and sale operations carried out with customers and financial entities abroad without delivery of underlying assets. The settlement of these operations is made effective upon operation maturity, on the difference between the agreed upon price of the underlying assets and the price of said assets on the contract maturity date, expensing the difference against year results.

Contract maturity	Type of contract	Amount USD	Total local currency
Total as of September 30, 2017		-	-
Total as of December 31, 2016		6,000	100

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2017	Sale	2,300,000	40,756
Total as of September 30, 2017		2,300,000	40,756
Total as of December 31, 2016		1,000,000	16,260

Contract maturity	Type of contract	Amount Euros	Total local currency
Total as of September 30, 2017		-	-
Total as of December 31, 2016		1,500,000	25,709

Balances representing these items are recorded under “Memorandum Accounts – Debit - Derivatives – Notional value of forward operations without delivery of the underlying asset”, for purchase contracts, and in “Memorandum Accounts – Credit – Derivatives – Notional value of forward operations without delivery of the underlying asset”, for sale contracts-.

The result produced in periods ended on September 30, 2017 and 2016 from transactions involving this type of instruments amounts to loss 14,241 and 91,357 respectively.

The objective pursued by the transaction involving futures in foreign currency is to mitigate variations in profitability from the exposure of assets and liabilities in foreign currency and to hedge part of the Bank’s net worth in foreign currency. The hedge is effective whenever the maturity of the future is similar in assets and liabilities to be protected. Thus, the aim is to hedge the foreign exchange risk in the current value of assets and liabilities denominated in foreign currency.

30

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

b) Repo Transactions:

As of September 30, 2017 and December 31, 2016, the following amounts related to repo transactions were in effect:

Sort	Type of contract	Contract maturity	Term	Nominal Amount	Close Value
I15N7 LEB. INT.$	Term purchase liabilities repo	10/02/2017	3	204,000,000	197,574
I18O7 LEB. INT.$	Term purchase liabilities repo	10/02/2017	3	1,028,000,000	1,015,664
I16Y8 LEB. INT $	Term purchase liabilities repo	10/02/2017	3	63,000,000	53,871
Total as of September 30, 2017				1,295,000,000	1,267,109
Total as of December 31, 2016				600,000,000	590,266

As of September 30, 2017 and 2016, the repo active transactions amount to gains 159,422 and 12,629, respectively, while the repo liabilities transactions amount to loss 56,050 and 74,489, respectively.

16.	STATEMENT OF CASH FLOWS

The Statement of Cash Flows as of September 30, 2017 and 2016 explains variations in cash and cash equivalents. To that end, it was considered the total balance of the caption Cash and Due from Banks plus Government Securities (listed securities issued by the Argentine Central Bank and repo transactions and other listed Government Securities issued by the National Government, which are also assigned to repo transactions) and Other receivables from financial transactions (Mutual funds and Time deposits with maturity of at least 90 days), as detailed in the following table:

Item	09/30/2017	09/30/2016
Cash and Due from Banks	9,349,340	5,707,867
Listed securities issued by the Argentine Central Bank for the Bank’s own portfolio for short-term reverse repo transactions	4,107,078	107,748
Mutual Funds	5,727,577	1,219,758
Cash and cash equivalents	19,183,995	7,035,373

Securities issued by the Argentine Central Bank (Listed securities issued by the Argentine Central Bank short-term repo transactions) and Listed Government Securities for reverse repo transactions are held to meet short-term commitments and, from the point of view of their realization, they meet the requirements established by Argentine Central Bank regulations as they are easily convertible into cash since they have market price and volatility ratios published.

Reconciliation between Balance Sheet balances and items considered as Cash and Cash Equivalents:

Items	09/30/2017	09/30/2016
Cash and Due from Banks
- As per Balance Sheet	9,349,340	5,707,867
- As per Statement of Cash Flows	9,349,340	5,707,867
Government and Corporate Securities
a) Securities issued by the Argentine Central Bank
- As per Balance Sheet	4,685,332	1,203,451
Listed securities issued by the Argentine Central Bank and repo transactions	(578,254)	(1,095,703)
- As per Statement of Cash Flows	4,107,078	107,748
Other Receivables from Financial Transactions
a) Mutual Fund Investment
As per Balance Sheet – Others not included in Debtors’ classification regulations	6,427,942	2,043,651
Other Assets	(700,365)	(823,893)
As per Statement of Cash Flow	5,727,577	1,219,758

31

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

17.	CAPITAL MARKETS LAW

On December 27, 2012, Capital Markets Law N ° 26,831, established an integral reform to the public offering regime, set by Law N° 17,811. Among other issues, this law, related to the activity of the Company, includes the extension of the National State’s regulatory powers within public offering, through the National Securities Commission, concentrating in this entity, authorization, supervision and auditing powers, disciplinary and regulating powers regarding all capital market players; and the removal of the obligation of being a market shareholder to operate as an intermediary agent in such market, allowing other players, and assigning the National Securities Commission to authorize, register and regulate the different agent categories.

On August 1, 2013, the official bulletin released Decree 1023/2013, which partially regulated the Capital Market Law and on September 9, 2013, the Official Bulletin released General Resolution N°622 issued by the National Securities Commission, passing the relevant ruling.

Said ruling implements an acting agent register in the capital market. Pursuant to said ruling, in order to participate in the regulated activities, it is necessary to be registered as agent before or on June 30, 2014.

Up to the date of these financial statements Banco Supervielle S.A. has obtained the relevant license number to act as Compensation and Settlement Agent and Integral Negotiation Agent.

18.	CREDIT LINE FOR PRODUCTIVE INVESTMENT

As from 2012, the Argentine Central Bank determined that certain financial entities shall allocate a minimum amount in the financing of investment projects oriented to the acquisition of assets and/or the construction of the necessary facilities for the production of goods and/or services and the marketing of goods and the financing of working capital related to MiPyMEs (small and medium size firms) investment projects and/or against the discount of deferred payment checks on MiPyMEs, among other purposes set forth in the Argentine Central Bank’s regulation.

On December 31, 2015, and enforceable as from January 4, 2016, the Argentine Central Bank passed Communication “A” 5874, which sets new regulations on “Financing Line for financial production and inclusion” (thus redefining its name) and “Non-financial public sector financing”. The following are some of the main changes regarding such regulation: a) the amount assigned to financing was increased to 14% of the non-financial private sector deposits in pesos, calculated over the monthly average of November 2015 daily balances, b) the type of assets to be financed was widened and c) the maximum interest rate applicable to such lines was increased.

As of the date of these financial statements Banco Supervielle S.A. has complied with the granting and imbursement of the second tier of the required amount for the year 2015 and with the first tranche of the 2016 requirement which was due on June 30, 2016.

For the second half of 2016, as prescribed by Central Bank’s Communication “A” 5975, financial institutions must record an outstanding amount of these type of loans equivalent to 15.5% of its non financial private sector peso denominated deposits, calculated on a daily average for the month of May 2016. Banco Supervielle S.A. complied this requirement.

As of October 21, 2016, the Argentine Central Bank passed Communication “A” 6084, which sets normative changes from November 1, 2016, reducing the customer rate from 22% to 17%, reducing the mandatory term of financing to 12 months minimum, among others.

32

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Besides this Communication provided continuity for the Financing Line for the first half of 2017, setting as a new quota of the period equivalent to 18% of the deposits in pesos of the non-financial private sector, calculated on the basis of the monthly average daily balances of November 2016. This requirement was complete by the Bank.

On June 23, 2017, the BCRA issued communication “A” 6259, through which it extended the program for the second half of 2017 under the same conditions in which financial entities must maintain a balance of financing that is at least equivalent. to 18% of deposits of the non-financial private sector in pesos, calculated based on the monthly average daily balances of May 2017.

19.	PROTECTION TO USERS OF FINANCIAL SERVICES (Communications “A” 5460 and complementary)

On July 19, 2013, the Argentine Central Bank issued communication “A” 5460, which became effective on September 30, 2013, and by means of which financial entities are urged to apply their customer charges and commissions that account for a real, direct, provable and economically and technically grounded cost.

On June 10, 2014, the Argentine Central Bank issued Communication “A” 5590 addressing “Interest Rates in Credit Operations”, which regulated all financing services in pesos except from checking account advance payments, credit card financings and mortgage loans.

Pursuant to communication “A” 5853, issued on December 17, 2015 by the Argentine Central Bank, compensating interest rates shall be set up freely among financial entities and their clients, taking into account – when applicable – provisions set by specific regimens.

As of March 21, 2016 the Argentine Central Bank issued Communications “A” 5927 and 5928 which established starting April 1, 2016, that all savings accounts will be free of charge, including the use of debit cards and transfers made by individuals through ATMs or internet banking. Moreover, pursuant to Communication “A” 5928, financial institutions will be able to increase its fees for up to 20% between January 1, 2016 and September 1, 2016, and with no limitations for paid services and products after that date, always giving a 60-day prior notice.

As of March 7, 2017, the Argentine Central Bank issued Communication “A” 6199 electronic means were enabled for the submission of complaints to the BCRA for those cases of unsatisfactory responses or delays in the response by the Bank to the claims made by its clients.

On July 19 of the current year, it issued the communication “A” 6279 that regulates some aspects related to the “General criterion and supervision”; the “Information to the BCRA”, the functions of the Financial Services User Service Manager; the controls of the obligated subjects; aspects related to the publicity of the service of attention to the user of financial services; how to deal with inquiries, suggestions and complaints; and regulation around individual complaints.

20.	RULING N° 629 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling No. 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the fiscal years 2012, 2013, 2014, 2015, 2016 and the elapsed until June 30,2017, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

33

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

21.	TERMINATION OF THE CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

On date of this financial statements, Banco Supervielle S.A. continues to act as financial agent of the Province although it was concluded the agreement and estimates that it will continue acting in that role until a new financial agent is selected. The Government of the Province of San Luis has stated that it will invite financial institutions, including Banco Supervielle, to participate in the selection of a new financial agent but has not yet published the terms and conditions of the new agreement.

22.	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

-   Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

- the investment in financial entities and in the insurance company accounts for 51.4% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

-   71.6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

-   Grupo Supervielle S.A. holds 98.87% direct and indirect stock investments in Banco Supervielle S.A. a 99.87% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

The consolidated financial statements of the Company have been prepared in accordance with the accounting and valuation standards issued by the BCRA in accordance with the provisions of the O.T. 2013 of the National Securities Commission (CNV), Title IV, Chapter I, Section I, Article 2, which differ with respect to IFRS, these differences being measurement and exposition.

34

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The items and figures contained in the reconciliations presented are subject to change and may only be considered definitive when preparing the annual financial statements as of December 31, 2018 for the year in which the IFRS is applied for the first time.

IFRS 1 allows first-time adopters to consider certain exemptions at the beginning of retroactive application of certain IFRS for closing the financial statements as of December 31, 2016. In addition, IFRS 1 requires the application of certain mandatory exceptions. These exemptions and exceptions have been provided by the IASB to simplify the first application of these standards.

The following are exemptions and exceptions that are applicable considering IFRS 1 and were used by the Company in converting the accounting standards in force in Argentina to IFRS:

1.	IFRS optative exemptions

The following are optative exemptions applicable to the Company under IFRS 1:

1.1.	Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.	Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares separate financial statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28.

If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.	Exemption of designation of previously recognised financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.7 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition to IFRSs.

The Company has not made use of the other optional exemptions available in IFRS 1.

2.	IFRS obligatory exceptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

2.1.	Estimates exception

The Company´s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP therefore, the company´s estimations were not review by application of IFRS.

2.2.	Non-controlling interest exception

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. Under Argentine GAAP, any difference between received payments and book value in non-controlling interest will account in period results. The Company has not restated those acquisitions or dispositions prior to the date of transition.

35

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

IFRS 1 requires an entity to apply the requirements of IFRS 10 to account for the loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognizes any minority investments held on the equity method at the date the control was lost.

2.3.	Derecognition of financial assets and financial liabilities exception

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financia assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

2.4.	Classification and measurement of financial assets exception

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Company.

3.	Required Conciliations

In addition with the requirements of the T.P. N° 26 and 29 issued by FACPCE, the following are the reconciliations of the shareholders´ equity in accordance with Argentine GAAP and IFRS at September 30, 2017 and January 1, 2017, and the reconciliations of net income, comprehensive income and cash flow for the period ended as September 30, 2017. The Company has considered, in the preparation of the reconciliations, those IFRS that it considers will be applicable for the preparation of its financial statements as of December 31, 2018. The items and figures contained in this note are subject to change and only may be considered final when the annual financial statements for the year in which IFRS are applied for the first time.

The items and amounts included in the reconciliation could be modified to the extent that, when preparing the financial statements as of December 31, 2018, the standards used are different.

3.1.	Shareholders´ equity reconciliation at January 1, 2017 and September 30, 2017.
		09/30/2017	01/01/2017
Shareholders´ equity under Argentine GAAP for Grupo Supervielle		14,300,098	6,931,551
Loan origination fees and costs	(a)	(111,383)	(68,123)
Intangible assets	(b)	(53,813)	(46,268)
Goodwill	(c)	6,917	-
Transfers of financial assets	(d)	(24,212)	(26,218)
Government securities and other investments	(e)	2,575	(9,485)
Investments in other companies	(f)	6,132	-
Vacation Provision	(g)	(274,272)	(215,361)
Property, Plant and Equipment	(h)	234,342	293,478
Deferred Income tax	(i)	410,407	313,919
Special Termination Arrangements and trajectory bonus	(j)	(338,824)	(290,025)
Customer loyality programs	(k)	(55,902)	(44,091)
Accounting for Guarantees	(l)	(7,460)	(9,111)
Initial Recognition at Fair Value	(m)	(116,510)	(88,463)
Non-controlling interest about ajustments	(n)	9,387	3,351
Shareholders´ equity under IFRS for Grupo Supervielle		13,987,482	6,745,154
Non-controlling interest		(8,899)	100,046
Shareholders´ equity under IFRS		13,978,583	6,845,200

36

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

3.2.	Net income reconciliation for the nine-month period ended September 30, 2017.
		09/30/2017
Net income under Argentine GAAP for Grupo Supervielle		1,585,693
Loan origination fees and costs	(a)	(43,260)
Intangible assets	(b)	(7,545)
Goodwill	(c)	6,917
Transfers of financial assets	(d)	2,006
Government securities and other investments	(e)	341
Vacation Provision	(g)	(58,911)
Property, Plant and Equipment	(h)	(98,776)
Deferred Income tax	(i)	96,488
Special Termination Arrangements and trajectory bonus	(j)	(48,799)
Customer loyality programs	(k)	(11,811)
Accounting for Guarantees	(l)	1,650
Initial Recognition at Fair Value	(m)	(28,047)
Non-controlling interest about ajustments	(o)	5,473
Net income under IFRS for Grupo Supervielle		1,401,419
Non-controlling interest		(8,038)
Total net income under IFRS		1,393,381
3.3.	Comprehensive income reconciliation for the nine-month period ended September 30, 2017.
		09/30/2017
Other comprehensive income under Argentine GAAP for Grupo Supervielle		-
Ajustments on Comprehensive Income for application of IFRS 1		(3,997)
Government securities and other investments	(e)	11,719
Property, Plant and Equipment	(h)	60,095
Investments in other companies	(f)	6,132
Deferred Income tax	(i)	(27,281)
Non-controlling interest about ajustments	(o)	(296)
Other comprehensive income under IFRS for Grupo Supervielle		46,372
Non-controlling interest		(50)
Total Other comprehensive income under IFRS		46,322
3.4.	Net and Comprehensive income for the nine-month period ended September 30, 2017.
09/30/2017
Net income under Argentine GAAP for Grupo Supervielle	1,585,693
Net income under IFRS for Grupo Supervielle	1,401,419
Other comprehensive income under IFRS for Grupo Supervielle	46,372
Total Net and Comprehensive income for Grupo Supervielle under IFRS	1,447,791

4.       Explanations of the transition to IFRS

(a) Loan origination fees and costs

Under Argentine GAAP, the Company does not defer loan origination fees and costs.

The Company applied IFRS 9 “Financial Instruments”. As a result, assets to be valued at amortized cost accrue interest at the effective rate that includes all commissions and basic points of interest paid for or received by the parties to the contract, transaction costs and any other premium or discount.

37

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 68,123 and 111,383 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017 the adjustment for 43,260 was recognized in the statement of income.

(b)  Intangible assets

According to IFRS, an intangible asset is an identifiable non-monetary asset that does not possess physical substance. In order to be recognized, the Company must have control over it and the asset must generate future economic benefits.

Under Argentine Banking GAAP, the Company capitalizes costs relating to intangible assets that do not meet IFRS requirements for recognition. The adjustment corresponds to the derecognition of these assets and the reversal of accumulated amortization and amortization of the period.

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 46,268 and 53,813 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, a result of (7,545) was recognized in the income statement.

(c) Goodwill

The Company has applied the exemption from IFRS 1 for business combinations. As a result, business combinations and acquisitions of non-controlling interests that ocurred prior to January 1, 2017, were not restated and the book value of the goodwill under IFRS at December 31, 2016, is equal to the book value under Argentine GAAP at that date, and amounts to 31,475. Intangible assets under Argentine GAAP that do not qualify for separate recognition under IFRS have not been recognized.

Under Argentine GAAP, the recognized goodwill is amortized over a maximum period of 120 months. In accordance with IFRS, the goodwill is not amortized, but is tested for impairment annually. The goodwill has been tested at the date of transition and no impairment has been recognized. The amortization charge of 6,917 has been adjusted in the income statement.

(d) Transfers of financial assets

According to the Argentine Banking GAAP, Cordial Compañía Financiera derecognizes the loans portfolio transferred with recourse. In accordance with IFRS 9 “Financial Instruments”, it must be analyzed whether it has substantially transferred all the risks and rewards inherent in the ownership of the transferred asset. If the aforementioned is not complied with, the entity will continue to recognize the transferred asset in its entirety, and will recognize a financial liability for the consideration received. In subsequent periods, the entity will recognize any income from the transferred financial asset and any expense incurred on the financial liability.

The Company recognized an asset for the transferred portfolios of 144,198 and 117,331, a liability for the consideration received of 170,416 and 141,543, and an adjustment to unallocated results of 26,218 and 26,218 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017 the adjustment of 2,006 was recognized in the income statement.

(e)  Government securities and other investments

According to Argentine Banking GAAP, Grupo Supervielle values its investments in government securities according to the most probable destination of the asset. Instruments included in BCRA´s communications are valued at their market value, while those that are not in the aforementioned communications are valued at cost increased by their internal rate of return.

38

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

IFRS 9 “Financial Instruments” establishes an entity should classify its financial assets according to the business model that it uses to manage them and the characteristics of the contractual cash flows. Based on the aforementioned, the Group has classified its investment portfolio into those held for trading, which were valued at fair value through profit and loss and those held for investment, which were valued at fair value with changes in other comprehensive income.

The Company adjusted the value of its investment portfolio at fair value (9,485) and 2,575 at January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized by (2,958) against unallocated results and (6,527) against comprehensive income, while, for the period ended September 30, 2017, the adjustment was recognized in the statement of income. Results by 341 and in the statement of comprehensive income by 11,719.

(f) Investments in other companies

Under IFRS, investments in which the Company has no control or significant influence should be measured at fair value. Under Argentine GAAP those investments are measured at cost value with the limit of the value through the equity metod.

The Company recognized an increase of assets for 6,132 as of September 30, 2017, which, by application of the exception of IFRS 1, was recognized in the other comprehensive income.

(g) Vacation Provision

Under IFRS, short-term employee benefits such as vacation, salary and social security contributions are recognized as a liability equivalent to the undiscounted amount that the Company expects to pay for that benefit.

Under Argentine Banking GAAP regulations, the vacation provision was constituted by the amount equivalent to the vacation bonus. The adjustment corresponds to the recognition of the vacation provision for the total amount of the benefit that the Company expects to pay.

As a result, the Company recognized a liability for the outstanding vacation balances of 215,361 and 274,564 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while, for the period ended September 30, 2017, the adjustment was recognized in the income statement by (58,911).

(h) Property, Plant and Equipment

Through the application of IAS 16 and IAS 40, the Company adopted the revaluation model for its properties and the fair value model for its investment properties. Under Argentine Banking GAAP, these assets were recorded at historical value less accumulated amortization.

As a result, the Company recognized an increase of assets due to the revaluation of its properties of 293,478 and 234,342 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, an adjustment was recognized for (98,776) in the income statement and 60,095 in the other comprehensive income.

(i) Deferred Income tax

Under IFRS, the tax charge for the period includes current and deferred taxes. Current income tax is calculated based on laws approved or substantially approved at the balance sheet date. Deferred tax is recognized under the liability method, due to temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recorded if they arise from the initial recognition of Goodwill; or the initial recognition of an asset or liability in a transaction, other than a business combination, which at the time of the transaction, affects neither the accounting result nor the taxable profit or loss. Deferred tax is determined using tax rates (and laws) approved or about to be approved at the balance sheet date and expected to apply when the corresponding deferred tax asset is realized or the deferred tax liability is settled.

Under Argentine Banking GAAP, Banco Supervielle and Cordial Compañía Financiera (subsidiaries of the Company) recognize the current tax for the year.

39

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The Company recognized a deferred tax credit of 313,919 and 410,407 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017 the adjustment was recognized in the statement of income by 96,488.

(j) Special Termination Arrangements and trajectory bonus

Under IFRS, long-term benefits such as Trajectory bonus and special termination arrangements are recognized as a liability equivalent to the discounted amount of the benefit that the Company expects to pay.

Long-term benefits under Argentine Banking GAAP are recognized as payments are made. The adjustment corresponds to the recognition of the provision for rewards and pre-retirements for the discounted amount of the benefit that the Bank expects to pay.

As a result, the Company recognized a liability corresponding to these arrangements of 290,025 and 338,824 as of January 1, 2017 and September 30, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, the adjustment was recognized in the statement of income by (48,799).

(k) Customer loyalty programs

As part of customer loyalty programs, the Company has three point accumulation programs based on consumption of debit and credit cards that can then be exchanged for different tourism products or services. The points have a due date, according to the program, after which they can not be exchanged.

In accordance with IFRS 15, the Company establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced as the points are exchanged by customers or their due.

As a result, the Company recognized a liability of 44,091 and 55,902 as of January 1, 2017 and September 30, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, the adjustment was recognized in the income statement by (11,811).

(l) Accounting for Guarantees

Under IFRS, the financial guarantees granted must initially be recognized at their fair value, which is equivalent to the commission charged in most cases. This amount is subsequently amortized in a straight line over the life of the contract. At each closing, the financial guarantees are measured by the greater of: (i) the value of the outstanding commission at the end of the period and (ii) the best estimate of the amount to be paid to settle the contract discounted to its present value at Period closing.

Under Argentine GAAP the fees charged in the financial guarantee agreements are charged to income at the time they are collected.

The Company recognized a liability corresponding to the reversal of the non-accrued charge of 9,111 and 7,460 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, the adjustment was recognized in the statement of income by 1,650.

(m)	Initial Recognition at Fair Value

Under IFRS, the Company must recognize the financial instruments in their initial measurement at their fair value. In the event that the Company originates loans that accumulate an interest rate that is unfavorable, the entity will recognize the loan at its fair value and the difference between that value and the transaction price as a loss in the income statement.

40

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The Company originates some credit card financing that meets the conditions established by the IFRS, as a result the Company recognized a decrease of assets corresponding to the non-accrued negative interest of 88,463 and 116,510 as of January 1, 2017 and September 30, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended September 30, 2017, the adjustment was recognized in the statement of income by (28,047).

(n) Non-controlling interest about adjustments

Differences in non-controlling interest include the effect of recording, if applicable, the respective effects of other differences between current accounting standards and IFRS.

41

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

NAME	09/30/2017		12/31/2016
	CODE	AMOUNT	AMOUNT

HOLDINGS OF TRADING SECURITIES
- Argentine
Treasure Bills U$S – Maturity 05/24/2018	05221	284,193	-
Treasure Bills U$S – Maturity 03/16/2018	05235	231,392	-
Treasure Bills U$S – Maturity 06/15/2018	05225	183,991	-
Treasure Bills U$S – Maturity 01/26/2018	05224	170,748	-
Treasure Bills U$S – Maturity 04/13/2018	05230	159,020	-
Treasure Bills U$S – Maturity 02/23/2018	05234	139,840	-
Treasure Bills U$S – Maturity 12/15/2017	05208	33,912	-
Treasure Bills U$S – Maturity 11/24/2017	05223	10,863	-
Argentine Sovereign Bonds U$S 8.75% – Maturity 2024	05458	41,631	-
Argentine Sovereign Bonds $ Badlar +300 bps BONAR 2017	05467	19,951	3,270
Argentine Sovereign Bonds Badlar +275 – Maturity 2018	05475	-	3,235
Argentine Sovereign Bonds in pesos – Maturity 03/11/2019	05454	-	5,359
Others	-	10,546	113,379
Total holdings of trading securities		1,286,087	125,243

AMORTIZED COST SECURITIES
- Argentine
Treasure Bills U$S – Maturity 11/03/2018	05226	133,258	-
Treasure Bills U$S – Maturity 01/12/2018	05215	119,466	-
Treasure Bills U$S – Maturity 04/27/2018	05216	40,633	-
Treasure Bills U$S – Maturity 04/13/2018	05211	26,156	-
Treasure Bills U$S – Maturity 10/13/2017	05214	2,206	-
Treasure Bills U$S – Maturity 05/11/2017	05239	737	-
Treasure Bills U$S – Maturity 03/20/2017	05199	-	818,853
Others	-	2,781	-
Total amortized cost securities		325,237	818,853

SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Central Bank Bills – for repo transactions	Several	-	-
Central Bank Bills – at fair value	Several	4,107,079	469,879
Central Bank Bills – at amortized cost	Several	578,253	944,174
Total Securities Issued by the Argentine Central Bank		4,685,332	1,414,053

INVESTMENTS IN LISTED CORPORATE SECURITIES
- Domestic	Several	117	1,895
Total Investments In Listed Corporate Securities		117	1,895
TOTAL GOVERNMENT AND CORPORATE SECURITIES		6,296,773	2,360,044

42

GRUPO SUPERVIELLE S.A.

SCHEDULE II

(Consolidated)

UNLISTED EQUITY INVESTMENTS

As of September 30, 2017 and December 31, 2016

(Expressed in thousands pesos)

Name	Shares and Units Class	F,V per unit	Votes per share	Number	09/30/2017	12/31/2016	Main Activity	Year closing date	Capital	Shareholders’ equity	Net income (loss) for the period

Mercado Abierto Electrónico SA (1)	Ord,	1,200	1	2	61	61	OTHER SERVICES	12/31/2015	242	230,433	144,723
SEDESA (1) (2)	Ord,	1	1	38,660	39	39	OTHER SERVICES	12/31/2015	1,000	46,845	5,098
Argencontrol S.A. (1)	Ord,	1	1	20,000	25	25	OTHER SERVICES	12/31/2014	700	4,379	1,112
Compensadora Electrónica S.A. (1)	Ord,	1	1	25,991	54	54	OTHER SERVICES	12/31/2015	1,000	35,341	19,615
Provincanje S.A. (1)	Ord,	1	1	600,000	684	684	OTHER SERVICES	12/31/2015	7,200	3,257	(2,789)
Mendoza Fiduciaria S.A. (1)	Ord,	1,000	1	40	78	40	OTHER SERVICES	09/30/2015	4,000	8,289	961
Cuyo Aval S.G.R(1)	Ord,	100	1	100	10	10	OTHER SERVICES	12/31/2015	758	224,008	823
Viñas del Monte S.A.	Ord,	10	1	1	-	2,731	AGRICULTURAL CROPS	12/31/2014	12	1,808	(2,160)
San Luis Trading S.A. (1)	Ord,	1,000	5	25	51	51	OTHER SERVICES	12/31/2008	675	839	14
SWIFT(1)	Ord,	126	1	9	1	1	COMMUNICATIONS	12/31/2005	50,367	808,393	27,982
Infocred Argentina S.A.	Ord,	1	1	2,127	-	36	OTHER SERVICES	12/31/2011	22,798	6	(31)
IEBA S.A.	Ord.	1	1	1,965	2	-	OTHER SERVICES	06/30/2017	30,881	1,262,501	(154,524)
Less: Allowances					(269)	(231)
Total					736	3,501

(1)Shares do not exceed the 5% of issuing companies’ capital stock, 2) The issuer’s initial capital stock amounts to $1,000,000, 3) No shares are recorded in Garantizar SGR, Campo Aval SGR, Los Grobo SGR, Vínculos SGR, Afianzar SGR. Garantía de Valores SGR, Americana de Valores SGR, Acindar Pymes SGR and AFFIDAVIT SGR because as a whole do not exceed $1.

43

GRUPO SUPERVIELLE S.A.

SCHEDULE III

(Consolidated)

INTANGIBLE ASSETS

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

Item	Value at the beginning of fiscal year	Increases	Transfers	Withdrawals	Amortization of the period	Residual Value at 09/30/2017	Residual Value at 12/31/2016

Other intangibles	253,987	77,073	12,398	(3,120)	(94,037)	246,301	253,987

Goodwill	31,475	-	-	(210)	(6,917)	24,348	31,475

TOTAL	285,462	77,073	12,398	(3,330)	(100,954)	270,649	285,462

44

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

(Consolidated)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

CAPTIONS	09/30/2017				12/31/2016
	Total	Euro	Dollar	Others	Total
ASSETS
Cash and Due from Banks	5,640,715	199,629	5,356,337	84,749	3,736,333
Government and corporate securities	1,580,582	-	1,580,582	-	886,997
Loans	9,158,017	1,524	9,156,412	81	5,539,631
Other receivables from financial transactions	84,081	924	83,138	19	158,894
Receivables from financial leases	284,887	-	284,887	-	50,023
Unlisted equity investments	1	1	-	-	1
Miscellaneous receivables	24,629,414	52	24,629,362	-	125,785
Unallocated items	1,282	-	1,282	-	3,597
TOTAL	41,378,979	202,130	41,092,000	84,849	10,501,261

LIABILITIES
Deposits	12,626,362	149,299	12,477,063	-	7,402,682
Other liabilities from financial transactions	962,853	36,379	923,923	2,551	1,180,392
Miscellaneous liabilities	21,536,799	-	21,536,799	-	35,313
Subordinated Loan and negotiable obligations	1,533,222	-	1,533,222	-	1,378,757
Unallocated items	25,208	2	25,206	-	12,134
TOTAL	36,684,444	185,680	36,496,213	2,551	10,009,278

MEMORANDUM ACCOUNTS
DEBIT (except from Contra Items)
Contingent	6,903,476	39,052	6,855,293	9,131	2,309,004
Control	3,838,199	54,078	3,755,275	28,846	5,688,475
Derivatives	-	-	-	-	-
CREDIT (except from Contra Items)
Contingent	638,560	232,337	323,335	82,888	197,267
Derivatives	33,319	-	33,319	-	6,587
TOTAL	11,413,554	325,467	10,967,222	120,865	8,201,333

45

GRUPO SUPERVIELLE S.A.

SCHEDULE V

(Consolidated)

PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

Item	09/30/2017							12/31/2016
	Residual value at the beginning of fiscal year	Additions	Transfers	Withdrawals	Depreciations of the period		Residual value at period closing	Residual value at fiscal year closing
					Assigned useful life years	Amount
PREMISES AND EQUIPMENT
Real State	368,400	-	-	(8,982)	50	(5,881)	353,537	368,400
Furniture and fittings	60,675	7,470	1,230	-	10	(9,403)	59,972	60,675
Machinery and equipment	169,028	68,867	12,812	(7,988)	5	(64,015)	178,704	169,028
Vehicles	23,138	6,930	-	(635)	5	(5,228)	24,205	23,138
Vehicles acquired through financial lease	334	-	-	(334)	-	-	-	334
TOTAL	621,575	83,267	14,042	(17,939)		(84,527)	616,418	621,575

MISCELLANEOUS ASSETS
Construction in progress	22,267	60,637	(8,592)	(3,897)	-	(391)	70,024	22,267
Advances for purchase	249	9,590	(584)	(7,931)	-	-	1,324	249
Works of Art	3,455	284	-	-	-	-	3,739	3,455
Assets taken as guarantee for loans	331	-	-	-	-	(5)	326	331
Stationery and other supplies	20,449	40,383	-	(22,616)	-	-	38,216	20,449
Other Miscellaneous Assets	378,750	154,645	(17,264)	(286,309)	-	(4,216)	225,606	378,750
TOTAL	425,501	265,539	(26,440)	(320,753)		(4,612)	339,235	425,501

46

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
COMMERCIAL PORTFOLIO

Normal situation	26,756,324	18,876,265
-With “A” Preferred Collateral and Counter-guarantees	823,729	552,267
-With “B” Preferred Collateral and Counter-guarantees	4,439,546	2,870,254
- Without Preferred Collateral nor Counter-guarantees	21,492,049	15,453,744

Subject to special monitoring
- Under Observation	48,016	9,879
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	30,452	4,354
- Without Preferred Collateral nor Counter-guarantees	17,564	5,525

- In negotiation or subject to refinancing	-	-
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

With problems	8,641	7,857
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	6,828	1,048
- Without Preferred Collateral nor Counter-guarantees	1,813	6,809

High risk of insolvency	40,745	33,437
-With “A” Preferred Collateral and Counter-guarantees	-	2
-With “B” Preferred Collateral and Counter-guarantees	10,851	17,545
- Without Preferred Collateral nor Counter-guarantees	29,894	15,890

Uncollectible	5,419	358
-With “A” Preferred Collateral and Counter-guarantees	543	-
-With “B” Preferred Collateral and Counter-guarantees	193	-
- Without Preferred Collateral nor Counter-guarantees	4,683	358

Uncollectible classified as such under regulatory requirements	-	-
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

TOTAL COMMERCIAL PORTFOLIO	26,859,145	18,927,796

47

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
CONSUMER AND HOUSING PORTFOLIO

Normal situation	23,303,185	17,340,955
-With “A” Preferred Collateral and Counter-guarantees	151,522	87,572
-With “B” Preferred Collateral and Counter-guarantees	949,239	320,440
- Without Preferred Collateral nor Counter-guarantees	22,202,424	16,932,943

Low Risk	880,190	755,035
-With “A” Preferred Collateral and Counter-guarantees	6,698	2,675
-With “B” Preferred Collateral and Counter-guarantees	21,442	14,355
- Without Preferred Collateral nor Counter-guarantees	852,050	738,005

Medium Risk	682,891	508,868
-With “A” Preferred Collateral and Counter-guarantees	5,284	378
-With “B” Preferred Collateral and Counter-guarantees	4,168	5,620
- Without Preferred Collateral nor Counter-guarantees	673,439	502,870

High Risk	688,915	484,822
-With “A” Preferred Collateral and Counter-guarantees	10,152	-
-With “B” Preferred Collateral and Counter-guarantees	2,421	2,059
- Without Preferred Collateral nor Counter-guarantees	676,342	482,763

Uncollectible	62,610	19,770
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	-	30
- Without Preferred Collateral nor Counter-guarantees	62,610	19,740

Uncollectible classified as such under regulatory requirements	735	804
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	735	804

TOTAL CONSUMER AND HOUSING PORTFOLIO	25,618,526	19,110,254

TOTAL GENERAL	52,477,671	38,038,050

Schudule VI includes the classification of loans,other receivables from financial transactions included in the debtor classification regulations and receivables from financial leases, before the deduction for allowance for loan losses,using the classification system of the Argentine Central Bank in effect at year-end. Guarantees granted are not included in this schedule.

Unaudited Parent Company Financial Statements

For the nine-month period ended

September 30, 2017, presented on comparative basis

49

GRUPO SUPERVIELLE S.A.

Unaudited Balance Sheet

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3.1 and 6)	3,781	4,050
Short-term investments (Schedule I)	6,527,786	830,955
Tax credits (Notes 3.2 and 4)	17	-
Other receivables (Notes 3.3, 4 and 6)	189,478	13,147
TOTAL CURRENT ASSETS	6,721,062	848,152

NON-CURRENT ASSETS
Tax credits (Notes 3.2 and 4)	8,771	11,133
Other receivables (Notes 3.3 and 4)	2,426	4,630
Long-term investments (Schedule I)	7,642,594	6,234,535
TOTAL NON-CURRENT ASSETS	7,653,791	6,250,298
TOTAL ASSETS	14,374,853	7,098,450

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Notes 3.4, 4 and 6)	1,865	671
Financial indebtedness (Notes 3.5 and 4)	1,066	137,833
Taxes payables (Notes 3.6 and 4)	3,222	2,802
Other accounts payable (Notes 3.7 and 4)	34,888	2,723
TOTAL CURRENT LIABILITIES	41,041	144,029

NON CURRENT LIABILITIES
Financial indebtedness (Notes 3.5 and 4)	22,817	22,870
Other accounts payable (Notes 3.7 and 4)	10,897	-
TOTAL NON-CURRENT LIABILITIES	33,714	22,870
TOTAL LIABILITIES	74,755	166,899
SHAREHOLDERS’ EQUITY	14,300,098	6,931,551
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,374,853	7,098,450

The accompanying Notes and Schedules are an integral part of these financial statements.

50

GRUPO SUPERVIELLE S.A.

Unaudited Memorandum Accounts

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
Granted guarantees (Note 7)	-	2,500
Guarantees received from directors	60	60

The accompanying Notes and Schedules are an integral part of these financial statements.

51

GRUPO SUPERVIELLE S.A.

Unaudited Income Statement

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
Equity in earnings of controlled companies	1,429,776	792,311
Administrative expenses (Note 6 and Schedule III)	(76,584)	(42,360)
Other income, net (Note 3.9 and 6)	37,028	9,627
Financial results, net (Note 3.8 and 6)
- Generated by assets	203,110	133,285
- Generated by liabilities	(7,637)	(113,819)
Income before income tax	1,585,693	779,044
Income tax (Note 8)	-	-
NET INCOME FOR THE PERIOD	1,585,693	779,044

The accompanying Notes and Schedules are an integral part of these financial statements.

52

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Changes in Shareholders’ Equity

For the nine-month periods ended September 30, 2017 and 2016

(Expressed in thousand of pesos)

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2015	248,970	91,543	340,513	24,897	1,334,191	674,109	2,373,710
Profit distribution as approved by general shareholders’ meeting dated April 19, 2016:
- Legal reserve				24,897		(24,897)	-
- Optional reserve					624,050	(624,050)	-
- Dividends paid						(25,162)	(25,162)
Capital increase	114,807	3,171,142	3,285,949				3,285,949
Net income for the period						779,044	779,044
Balances as of September 30, 2016	363,777	3,262,685	3,626,462	49,794	1,958,241	779,044	6,413,541

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2016	363,777	3,248,435	3,612,212	49,794	1,958,241	1,311,304	6,931,551
Profit distribution as approved by general shareholders’ meeting dated April 27, 2017:
- Legal reserve				22,961		(22,961)	-
- Optional reserve					1,222,843	(1,222,843)	-
- Dividends paid						(65,500)	(65,500)
Capital increase (Note 9)	92,945	5,755,409	5,848,354				5,848,354
Net income for the period						1,585,693	1,585,693
Balances as of September 30, 2017	456,722	9,003,844	9,460,566	72,755	3,181,084	1,585,693	14,300,098

The accompanying Notes and Schedules are an integral part of these financial statements.

53

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Cash Flow (Note 12)

For the nine-month periods ended on September 30, 2017 and 2016

(Expressed in thousand of pesos)

	09/30/2017	09/30/2016
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year	835,005	22,042
Cash and cash equivalents at the end of the period (Note 12)	5,100,625	907,323
Net increase in cash and its equivalents	4,265,620	885,281

Cash flow from operating activities
Operating expenses paid	(36,196)	(26,457)
Dividends received	159,071	139,858
Other operating income received	(1,392,554)	65,827
Net cash provided by operating activities	(1,269,679)	179,228
Cash flow from investing activities
Proceeds from sales of subsidiaries	52,311	932
Investments in subsidiaries	(330,928)	(2,248,250)
Other investments	16,192	-
Net cash (used in) investing activities	(262,425)	(2,247,318)
Cash flow from financing activities
Net cash used in loans and negotiable obligation	(144,459)	(437,753)
Capital increase	5,848,354	3,285,949
Dividends paid	(65,500)	(25,162)
Net cash (used in)/provided by financing activities	5,638,395	2,823,034
Net financial income from holdings of cash and cash equivalents	159,329	130,337
Net increase in cash and its equivalents	4,265,620	885,281

The accompanying Notes and Schedules are an integral part of these financial statements.

54

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1.

Preparation of Financial Statements

These financial statements are expressed in Argentine pesos, and have been prepared in accordance with disclosure and valuation accounting standards set by Technical Pronouncements issued by the Argentine Federation of Economy Sciences Professional Councils, passed by the Economy Sciences Professional Council of the Autonomous City of Buenos Aires, in line with provisions set forth by the National Securities Commission, Title IV, Chapter I, Section I, Article 2, on accounting standards applied by Banco Supervielle S.A’s and Cordial Compañía Financiera S.A.’s subsidiaries.

1.2.

Recognition of the effects of inflation

The Group’s financial statements recorded changes in its currency purchasing power as of August 31, 1995. As from such date and until December 31, 2001, the inflation adjustment of financial statements was interrupted as a result of a currency stability period. From January 1, 2002 to March 1, 2003, inflation effects were recorded once again as a result of a new inflation period, having interrupted the inflation adjustment as from said date, pursuant to Decree No. 664/03 issued by the National Executive Power (NEP) and valid professional accounting standards applicable in such moment.

Argentine professional accounting standards establish that financial statements shall be drawn up including changes in the currency purchasing power pursuant to Technical Pronouncements (T.P.) No. 6 y No. 17, with amendments included by T.P. No. 39 and Interpretation No. 8, standards issued by the Argentine Economy Sciences Professional Council. Pursuant to such standards, the application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%, to which ends, the Internal Whole Sale Price Index released by the National Statistics and Census Institute shall be considered. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.

As of September 30, 2017, its not possible to determine the compounded rate of inflation for the three year period ended on such date, based on official statistics from the Statistics and Census National Institute (“INDEC”), because between October 2015 and January 2016, this agency discontinued the Internal Wholesale Price Index publication.

On January 8, 2016, Executive Branch issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As of balance sheet date, management evaluated that within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to Financial Statements.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

55

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.3.

Comparative information

Balances as of December 31, 2016, and over the nine-month period ended on September 30, 2016, disclosed in these financial statements to comparative purposes result from financial statements as of such dates.

1.4.

Use of estimates

The preparation of financial statements as of certain date requires the Group’s Management to carry out estimates and evaluations that affect the amount of recorded assets and liabilities and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded in the fiscal year. The Group’s management prepares estimates that enable it to calculate at a certain moment, for example, provisions for uncollectable debtors, recoverable value of assets, income tax burden and contingency provisions. Real future results might differ from estimates and evaluations carried out at the date of preparation of these financial statements.

2.	MAIN VALUATION CRITERIA

2.1.

Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each period/fiscal year, which were expensed against income for each period/fiscal year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

The receivable originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2.

Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each fiscal year/period, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period.

2.3.

Investments

Short-term investments

Argentine Government Securities: As of September 30, 2017 and December 31, 2016, the Group did not record any holding.

Mutual Fund Investments: As of September 30, 2017 and December 31, 2016, such investments were valued at the unit price in force on the last business day of the period/year.

Time Deposit Investments: As of September 30, 2017 were valued at nominal value plas accrued interest. As of December 31, 2016, the Group did not record any holding.

Long-term investments

As of September 30, 2017 and December 31, 2016, shares in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. have been valued applying the equity method over financial statements on such dates. These financial statements have been drawn up pursuant to accounting standards set by the Argentine Central Bank, which differ from professional accounting standards in certain respects mentioned in Note 4 on the consolidated financial statements.

56

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Supervielle Seguros S.A’s financial statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in fiscal year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. as of September 30, 2017 and December 31, 2016, have been valued applying the equity method over financial statements over the same period regarding Grupo Supervielle S.A.’s financial statements.

As of September 30, 2017 and December 31, 2016, shares in Sofital S.A.F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. have been valued applying the equity method over financial statements on such dates (See Note 6).

Financial statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I, Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements.

As of December 31, 2016, financial statements of Cordial Microfinanzas S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements (See Note 6).

2.4.

Intangible Assets

Goodwill:

As of September 30, 2017 and December 31, 2016 goodwill has been valued at cost. Goodwill is amortized by applying a straight-line method, as from its inclusion in the Group’s Shareholders’ equity according to its assigned useful life.

This item includes the excess of the acquisition cost over the value assigned to the 5% of shares in Cordial Compañía Financiera S.A. and the 95% of shares in Supervielle Seguros S.A.

2.5.

Premises and equipment

As of September 30, 2017 and December 31, 2016, fixed assets were fully depreciated.

2.6.

Other receivables and liabilities

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each fiscal year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

2.7.

Shareholders’ equity

Accounts included in this item are re-expressed in a uniform currency, pursuant to specifications set forth in Note 1.2, except from “Capital Stock”, which has been kept at its nominal value. The adjustment resulting from such re-expression was capitalized on June 8, 2009.

The paid-in capital increase is net of expenses related to the Company’s initial public offering.

57

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.8.

Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined – as from their inclusion date – following the proportional net worth value method applied on the issuers’ last financial statements as of period closing.

2.9.

Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

3.	BREAKDOWN OF MAIN ITEMS OF BALANCE SHEET AND INCOME STATEMENT
	09/30/2017	12/31/2016
3.1 Cash and due from banks:
Petty cash	2	3
Banco Supervielle S.A. current account in pesos	3,166	547
Banco Supervielle S.A. current account in USD	6	-
Banco Galicia S.A. current account in pesos	4	1
Banco de Servicios y Transacciones S.A. current account in pesos	5	12
Banco Comafi S.A. current account in pesos	2	2
Banco Itaú	1	2
Exprinter International Bank (Schedule II)	80	76
JP Morgan Chase Bank (Schedule II)	515	3,407
	3,781	4,050

3.2 Tax credits:
Current:
VAT credits - RG 549	17	-
	17	-

Non-current:
Income Tax Withholdings	3,429	9,588
Income Tax credit balance	7,220	1,545
Minimum Presumed Income Tax	11,757	2,869
Law 25.413- Banking transfers tax	12,193	9,941
Less: allowances	(25,828)	(12,810)
	8,771	11,133

3.3 Other receivables:
Current:
Service Debtors	9,867	9,705
Receivable from the sale of stock	10,188	667
Insurance prepaid	2,525	2,525
Providers advances	7	1
Payroll advances	4,224	249
Retiree insurance	14,185
Shareholders’ receivables	14,721	-
Irrevocable capital contributions	133,750	-
Others	11	-
	189,478	13,147

Non-Current:
Receivable from the sale of stock	743	1,053
Insurance prepaid	1,683	3,577
	2,426	4,630

58

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

	09/30/2017	12/31/2016
3.4 Trade accounts payable:
Current:
Providers	1,865	671
	1,865	671
3.5 Financial indebtedness:
Current:
Negotiable Obligations	1,066	137,833
	1,066	137,833

Non-Current:
Negotiable Obligations	22,817	22,870
	22,817	22,870

3.6 Taxes payable:
Current:
Payable VAT	-	2,295
Payable Turnover Tax	1,674	392
Turnover Tax allowances	1,238	-
Payable Income Tax Withholding	310	115
	3,222	2,802

3.7 Other accounts payable:
Current:
Payable salaries and bonuses	14,744	2,723
Capital increase expenses provision	20,144	-
	34,888	2,723

Non-Current:
Provision for long-term incentive	10,897	-
	10,897	-

	09/30/2017	09/30/2016
3.8 Financial results
Generated by assets
Exchange rate difference	1,353	31,126
Results from mutual fund holding	156,661	99,211
Interest from time deposits	21,814	505
Financial results from the sale of stock	680	23
Other interest	2,332	-
Results from government and corporate securities	11,171	-
Results from forward operations in foreign currency (Note 11)	9,099	2,420
	203,110	133,285

Generated by liabilities
Exchange rate difference	(62)	(52)
Financial debt interest	(7,575)	(106,607)
Argentine financial institutions’ financing interest	-	(7,160)
	(7,637)	(113,819)

59

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

	09/30/2017	09/30/2016
3.9 Other income and expenses
Subsidiaries’ advisory fees (Note 10)	40,502	19,971
Royalties charged on subsidiaries (Note 10)	4,410	3,200
Third parties’ advisory fees (Note 10)	1,945	1,276
Other income	3,190	(2,977)
Tax credit provision	(13,019)	(11,843)
	37,028	9,627
4.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2017 is as follows:

	Tax credits	Other receivables	Trade accounts payable	Financial indebtedness	Taxes payables	Other accounts payable
To mature:
1st, Quarter	17	169,306	1,865	1,066	3,222	34,888
2nd, Quarter	-	6,724	-	-	-	-
3rd, Quarter	-	6,724	-	-	-	-
4th, Quarter	-	6,724	-	-	-	-
Over a year	8,771	2,426	-	22,817	-	10,897
Subtotal to mature:	8,788	191,904	1,865	23,883	3,222	45,785
Matured term	-	-		-	-	-
Total	8,788	191,904	1,865	23,883	3,222	45,785
At fixed rate	-	14,721	-	-	-
At floating rate	-		-	23,100	-
Do not accrue interest	8,788	177,183	1,865	783	3,222	45,785
Total	8,788	191,904	1,865	23,883	3,222	45,785
5.	RESTRICTED ASSETS

As of September 30, 2017 and December 31, 2016, the Group does not hold restricted assets.

60

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW No. 19,550 AND OTHER RELATED COMPANIES

As of September 30, 2017 and December 31, 2016, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its financial statements:

Company	Condition	Legal Address	Main Activity	Direct interest in Capital Stock		Direct and Indirect interest in Capital Stock
				09/30/2017	12/31/2016	09/30/2017	12/31/2016
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	96.26%	96.23%	99.87%(1)	98.23%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, CABA	Financial Company	5.00%	5.00%	99.87%	98.32%
Tarjeta Automática S.A.(2)	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, CABA	Credit Card	87.50%	87.50%	99.98%	99.78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, CABA	MTF Managing Agent	95.00%	95.00%	100.00%	100.00%
Cordial Microfinanzas S.A.(2)	Controlled	Reconquista 320,1° Piso, CABA	Micro-finances	-	87.50%	-	99.78%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, CABA	Financial operations and administration of securities	96.80%	95.03%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1° Piso, CABA	Insurance Company	95.00%	95.00%	100.00%	100.0%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.84% as of 09/30/17 and 98.21% as of 12/31/16.
(2)	Interest in Cordial Microfinanzas S.A. and Tarjeta Automática S.A. were made effective within the framework of standards for Complementary Services of the Financial Activity set by the Argentine Central Bank, through Communication “A” 5700, which modified Computable Equity Responsibility by requiring interest deductions in credit, debit card issuers and similar products, with gradual application as from June 2015.

On April 29, 2016, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 1,250 and 23,750 respectively.

On May 31, 2016 and June 3, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Superveille for an amount of 1,453,000 y 780,000 respectively. On September 22, 2016, the Bank held an Extraordinary Shareholders’ meeting in which it resolved to capitalize said contributions by increasing the capital stock in 182,143 with an issue premium of 2,050,857.

On May 31, 2016 and June 16, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 7,000 each. On October 24, 2016 CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for the total amount of 305,000 million under the terms established in the respective agreements for the irrevocable contribution of capital, to increase the capital stock in the amount of 31,370 increasing it from 72,996 to 104,366, and issue 31,370,057 ordinary, non-endorsable nominative shares with a nominal value of $ 1 each and entitled to one vote per share.

As of February 17, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 5,000. On March 22, 2017 CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 19,348 with a paid in capital from 80,652.

As of March 27, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 95,000. On May 4, 2017 Banco Supervielle S.A. held an Ordinary and Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 4,594 with a paid in capital from 90,406.

61

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of March 20, 2017, Grupo Supervielle S.A. with its subsidiary Banco Supervielle S.A. accepted a purchase offer received on all the shares of Cordial Microfinanzas S.A. carried out by Ciudad Microempresas S.A., a company whose shareholders are Corporación Buenos Aires Sur and Banco Ciudad de Buenos Aires. The transaction was carried out on September 30, 2017 for a total value of 46,500, of which 40,688 correspond to the Entity.

As of May 26, 2017, the Entity, its subsidiary Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle perfected the transfer of all the shares of Viñas del Monte S.A., this transaction were made for the combined amount of (a) U.S.$. 1.5 million plus or minus (b) the result of the difference between the sales value of the grapes of the 2014 vintage of Viñas del Monte S.A. and financial debt (debt contracted by that company at the closing date, with Argentine financial institutions and in accordance with its financial statements and its balance sheet).

As of July 24, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 2,500 and 47,500 respectively.

As of September 20, 2017, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 131,250, 15,000 and 3,750, respectively.

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of September 30, 2017 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	68,979,302	61,924,955	7,054,347	1,088,388
Cordial Compañía Financiera S.A.	6,592,198	5,648,197	944,001	139,142
Tarjeta Automática S.A.	312,153	130,617	181,536	12,107
Supervielle Asset Management S.A.	132,888	44,690	88,198	81,812
Cordial Microfinanzas S.A.	-	-	-	-
Sofital S.A. F. e I.I.	401,944	494	401,450	45,019
Espacio Cordial de Servicios S.A.	280,616	136,960	143,656	77,692
Supervielle Seguros S.A.	633,502	308,962	324,540	47,482

As of December 31, 2016 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	48,730,638	42,859,679	5,870,959	925,349
Cordial Compañía Financiera S.A.	4,887,274	4,232,418	654,856	65,883
Tarjeta Automática S.A.	138,559	119,130	19,429	227
Supervielle Asset Management S.A.	118,754	39,369	79,385	77,441
Cordial Microfinanzas S.A.	206,763	168,272	38,492	10,309
Sofital S.A. F. e I.I.	141,204	444	140,760	40,800
Espacio Cordial de Servicios S.A.	229,800	140,776	89,024	43,541
Supervielle Seguros S.A.	461,675	212,418	249,257	139,547

62

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of September 30, 2017 and December 31, 2016, balances with Grupo Supervielle S.A’s controlled are as follows:

Assets	09/30/2017	12/31/2016
Current Assets
Cash and due from banks
Banco Supervielle S.A.	3,172	547
	3,172	547

Short-term investments
Banco Supervielle S.A. – Time deposits	1,430,942	-
	1,430,942	-

Other receivables
Banco Supervielle S.A.	9,716	8,741
Cordial Compañía Financiera S.A.	-	896
Supervielle Asset Management S.A.	52	-
Tarjeta Automática S.A.	16	-
Espacio Cordial de Servicios S.A.	83	68
	9,867	9,705

Liabilities
Current Liabilities
Trade account payables
Banco Supervielle S.A.	140	391
	140	391

As of September 30, 2017 and 2016, results with Grupo Supervielle S.A’s controlled are as follows:

Results
Other Income	09/30/2017	09/30/2016
Banco Supervielle S.A.	36,135	17,100
Cordial Microfinanzas S.A.	731	566
Sofital S.A.F.e I.I.	45	45
Supervielle Asset Management S.A.	387	306
Tarjeta Automática S.A.	117	99
Viñas del Monte S.A.	5	9
Cordial Compañía Financiera S.A.	6,498	4,551
Espacio Cordial de Servicios S.A.	618	495
	44,536	23,171

Administrative expenses
Rent – Banco Supervielle S.A.	(1,322)	(983)
Bank expenses – Banco Supervielle S.A.	(123)	(169)
Legal and accounting consultancy services	(360)	(280)
	(1,805)	(1,432)

Financial Results
Generated by Assets
Interest from time deposits - Cordial Compañía Financiera S.A.	21,540	-
Interest from time deposits – Banco Supervielle S.A.	274	-
Interest from checking accounts – Banco Supervielle S.A.	2,332	-
Results from forwards contracts	9,099	-
	33,245	-

Generated by Liabilities
Negotiable Obligations Issuance Commission – Banco Supervielle S.A.	-	(7,160)
Interest paid in advance in current account – Banco Supervielle S.A.	(5)	(378)
	(5)	(7,538)

63

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

7.	GRANTED GUARANTEES

On September 20, 2010, Cordial Microfinanzas S.A. entered into a financing agreement with FONCAP S.A., by means of which Grupo Supervielle is guarantor of a total amount of 1,000.

On January 2, 2013, Cordial Microfinanzas S.A. was granted a financial loan by Banco Santander Río for a total amount of 1,500, where Grupo Supervielle S.A. acted as joint guarantor and main payer of the obligation moneys of the first in favor of the second.

As of September 30, 2017, the guarantees mentioned were not effective as indicated in Note 6.

8.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Group recognizes income tax pursuant to the deferred tax method; thus recognizing temporary differences between accounting and tax assets and liabilities measurements. In order to determine deferred assets and liabilities, identified temporary differences and tax losses have been applied the tax rate expected to be in force upon their reversal or utilization, pursuant to legal standards in force upon these financial statements issuance date.

The following is the conciliation between the tax applied on results as of September 30, 2017 and 2016, and the one to be produced after applying the relevant tax rate on the accounting result (Before the tax):

	09/30/2017	09/30/2016
Income before income tax	1,585,693	779,044
Tax Rate in Force	35%	35%
Income before income tax at tax rate	554,993	272,665
Permanent differences (at tax rate):
Result of equity investments	(500,534)	(277,421)
Commissions and expenses include in Paid in capital	(87,450)	-
Non deductible amortizations	112	112
Tax loss carryforward for the period (*)	(32,879)	(4,644)

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of fiscal year closing. This tax complements income tax.

The Group’s tax obligation in the fiscal year will coincide with the highest amount of both taxes. However, if, in a fiscal year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten fiscal years.

9.	CAPITAL STOCK

As of September 30, 2017 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2015	248,970
Increase in Capital Stock	114,807	Shareholders’ meeting held on October 7, 2015, and minutes of subdelegados on May 18 and 24, 2016.
Capital stock as of 12/31/2016	363,777
Increase in Capital Stock	92,945	Directory’ meeting held on June 14, 2017, Shareholders’ meeting held on July 7, 2017 and Directory’ meeting held on July 11, 2017. Minutes of subdelegados on September 12 and 15, 2017.
Capital stock as of 09/30/2017	456,722

64

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of AR$1; 59,516,170 Class B ordinary shares for a nominal value of $1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of AR$1.

Moreover, aforementioned shareholders’ meeting, decided to ask for authorization to make an initial public offering of Class B shares, for its listing and trading on markets regulated by the Mercado de Valores de Buenos Aires S.A., the United States Securities and Exchange Commission, and a capital increase for up to 96,000,000 new class B ordinary shares to be offered. Notwithstanding that, a capital increase for up to 192,000,000 shares was approved.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

The public bid of ordinary shares ended on May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2.20 per share, or USD 11.00 per American Depositary Share (ADS), whith each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters excersiced the overallotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

As of March 28, 2017, the shareholder Julio Patricio Supervielle promised to make a contribution in kind of 7,672,412 shares of Sofital S.A.F. e I.I.. On April 27, 2017, the General Shareholders’ Meeting resolved to capitalize the said contribution, increasing the capital stock by up to 8,032, through the issuance of 8,032,032 Class B common shares entitled to one vote per share. On July 12, 2017, the Subscription Period ended in relation to the issuance of up to 8,032,032 new ordinary class B shares. As a result, Grupo Supervielle S.A. increased its share capital by 7,494,710 new shares, totaling AR$ 371,272,325.

As of July 7, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting approved an increase in the share capital of Grupo Supervielle S.A. for the sum of up to AR$145,000,000 (Pesos one hundred and forty-five million pesos), to be offered by public subscription in the country or abroad.

The public bid of ordinary shares ended on September 12, 2017. 103,000,000 ordinary shares were assigned, and delivered by issuing 70,000,000 new class B shares and by 33,000,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 4.00 per share, or USD 20.00 per American Depositary Share (ADS), whith each ADS representing 5 shares.

Moreover, as of September 15, 2017, the international underwriters excersiced the overallotment option for 15,449,997 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on September 19, 2017.

The issuance of new class B ordinary shares for 70,000,000 and 15,449,997 makes a total capital increase of 85,449,997, with a paid in capital of Ps.5,755,409, resulting an total capital increase of Ps.5,848,354.

65

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 329,984,134 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

10.	GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 7 to the consolidated financial statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones.

Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Cordial Microfinanzas S.A., Adval S.A., Supervielle Asset Management S.A., Sofital S.A.F. e I.I. and Viñas del Monte S.A, in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of September 30, 2017 and 2016 incomes resulting from such advisory services amounted to 40,502 and 19,971 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A., Cordial Compañía Financiera S.A. and Cordial Microfinanzas S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies. Such agreements account for incomes for 4,410 and 3,200 for the Group as of September 30, 2017 and 2016, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. Recorded incomes as of September 30, 2017 and 2016 amounted to 1,945 and 1,276, respectively.

The contracts entered into with Cordial Microfinanzas and Viñas del Monte were not effective as of March 31, 2017 and May 26, 2017, respectively, as indicated in Note 6.

11.	DERIVATIVES

As of September 30, 2017 and December 31, 2016, no operations underway related to this type of derivatives are recorded.

Net results derived from derivative instruments for the period ended September 30, 2017 and 2016, were a gain of 9,099 and 2,420, respectively.

12.	STATEMENT OF CASH FLOW

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	09/30/2017	09/30/2016
Cash and due from Banks	3,781	4,223
Short term Investments	5,096,844	903,100
Cash and cash equivalents	5,100,625	907,323

66

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Conciliation between balances of Balance Sheet and items considered Cash and cash equivalents:

Items	09/30/2017	09/30/2016
Cash and due from banks
As per Balance Sheet	3,781	4,223
As per Statement of Cash Flow	3,781	4,223
Short-term investments
As per Balance Sheet	6,527,786	903,100
Time deposit investments not considered cash equivalent	(1,430,942)	-
As per Statement of Cash Flow	5,096,844	903,100
13.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In pursuance of Communication “A” 5635, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. submitted to the Argentine Central Bank its own Implementation Plan for the convergence towards IFRS in force at the March 31, 2015, passed by the Board of Directors on March 11, 2015. The Board is responsible for compliance with the Plan. This Plan contemplates: Designation of a head and deputy coordinator, a working group composed of the involved areas, design of a training plan as well the communication of the same, the coordination with the Management of related companies in which controlled permanent investments are maintained and in which there is significant influence. At the date of these financial statements, all these aspects were satisfactorily accomplished.

Additionally Banco Supervielle S.A. and Cordial Compañía Financiera S.A. prepared the reconciliation of assets and liabilities valued according to IFRS required by Communication “A” 5844, submitted to the Argentine Central Bank as of September 30, 2015, March 31, 2016, September 30, 2016, March 31, 2017 and September 30, 2017 with the data at June 30, 2015, December 31, 2015, June 30,2016, December 31, 2016 and June 30, 2017, respectively.

As of the date of these Financial Statements, the Company is developing the implementation of the convergence plan towards IFRS, at the same time advances in the coordination of tasks with the subsidiary companies so as to work together and with the same execution times. (See Note 22 to the unaudited consolidated financial statements).

14.	EARNINGS PER SHARE

The following is the earning per share composition for period ended September 30, 2017 and 2016:

	09/30/2017	09/30/2016
Net income for the year	1,585,693	779,044
Weighted average of issued common shares	371,864	305,071
Weighted average of diluted common shares	371,864	305,117
Earnings per common share (pesos per share):
- Basic	4.26	2.55
- Diluted	4.26	2.55

67

GRUPO SUPERVIELLE S.A.

SCHEDULE I

Long-term investments

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	Class	Market Value / Nominal	Number	Issuer’s information as of December 31, 2016			Book value at 09/30/2017	Book value at 12/31/2016
				Main Activity	Capital Stock	Shareholders’ equity
Short-term investments:
Time deposits	I16Y8 - LEBAC Interna $ - Vto. 16/05/2018 273 días	0.86	500,102,740	-	-	-	427,678	-
Time deposits	I21J18 - LEBAC Interna $ - Vto. 21/06/2018 274 días	0.84	1,200,221,918	-	-	-	1,003,264	-
Mutual Funds	Premier Renta Plus in pesos - class A	5.79	6,009,825	-	-	-	34,775	1,625
Mutual Funds	Fondo Premier Renta Fija Ahorro class A	17.06	195,842	-			3,341	-
Mutual Funds	Fondo Premier Renta CP class A	5.84	1,980,210	-	-	-	11,565	-
Mutual Funds	Premier Inversion - Class A	0.16	32,113,375,510	-	-	-	5,047,163	829,330
Total short-term investments							6,527,786	830,955
Long-term investments:
Art, 33 Corporate Law N° 19.550:
Banco Supervielle S.A.	Ord.	1	618,837,316	Commercial Bank	642,877	7,054,347	6,767,940	5,626,757
Cordial Compañía Financiera S.A.	Ord.	1	6,185,721	Financial Company	123,714	944,001	44,693	32,730
	Goodwill	-					966	1,155
Sofital SAFeII	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	401,450	281,867	132,767
Tarjeta Automática S.A.	Ord.	1	3,341,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts. Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system.	3,819	181,536	27,594	17,000
Supervielle Asset Management S.A.	Ord.	1	317,003	Mutual Fund Management	1,407	88,198	83,787	75,417
Cordial Microfinanzas S.A.	Ord.	-	-	Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups.	-	-	-	33,680
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Commercialization of products and services	1340	143656	126,215	73,591
Supervielle Seguros S.A.	Ord	10	1,543,750	Insurance company	14,667	324,540	308,535	236,900
	Goodwill	-					997	1,129
Viñas del Monte S.A.	Ord			Agro-industry– Vine Crops			-	3,409
Total long-term investments							7.642.594	6,234,535

68

GRUPO SUPERVIELLE S.A.

SCHEDULE II

Assets and Liabilities in foreign currency

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of pesos)

		09/30/2017			12/31/2016
		Class and amount of foreign currency (in thousands of dollars)	Market value (in pesos)	Amount in Argentine currency and recorded amount	Amount in Argentine currency and recorded amount

ASSETS
Current assets
Cash and due from banks
JP Morgan Chase Bank S.A	USD	30	17.31	515	3,407
Banco Supervielle S.A.	USD	0.3	17.31	6	-
Exprinter International Bank	USD	5	17.31	80	76

Other receivables
Shareholders’ receivables	USD	850	17.31	14,721	-
Receivable from the sale of stock	USD	537	17.31	9,299	-
Total current assets		1,422		24,621	3,483

TOTAL ASSETS		1,422		24,621	3,483

LIABILITIES
Current liabilities
Trade accounts payables
Providers	USD	81	17.31	1,396	39
Other accounts payable
Capital increase expenses provision	USD	1,161	17.31	20,106	-
Total Current Liabilities		1,242		21,502	39

TOTAL LIABILITIES		1,242		21,502	39

NET POSITION		180		3,119	3,444

69

GRUPO SUPERVIELLE S.A.

SCHEDULE III

Information required pursuant to Article 64 paragraph b) of Law 19,550

For the nine-month period ended on September 30, 2017 and 2016,

presented in comparative format

(Expressed in thousands of pesos)

Items	Administration Expenses as of 09/30/2017	Administration Expenses as of 09/30/2016
Bank expenses	167	225
Professional fees	7,301	1,231
Directors’ fees	4,117	9,260
Taxes, rates and contributions	22,815	22,264
Payroll and social security	36,613	6,881
Office expenses	5,571	2,499
Total	76,584	42,360

70

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to
Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2017 and ended on September 30, 2017, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:

SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:

SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:

CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)       Receivables: See Note 4 to the financial statements.

b)       Debts: See Note 4 to the financial statements.

NOTE 4:

CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)       Receivables: See Notes 2.1, 2.2, and 4 and Schedule II as per financial statements.

b)       Debts: See Notes 2.1, 2.2, and 4 and Schedule II as per financial statements.

NOTE 5:

BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 LAW N° 19,550

See Note 6 and Schedule I to the financial statements.

NOTE 6:

RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of September 30, 2017 and December 31, 2016, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:

INVENTORIES

As of September 30, 2017 and December 31, 2016, the Company did not record premises and equipment.

NOTE 8:

MARKET VALUE

See Notes 2.3. and 2.6 to the financial statements.

NOTE 9:

PREMISES AND EQUIPMENT

As of September 30, 2017 and December 31, 2016, the Company did not record premises and equipment.

NOTE 10:

EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of Law No. 19,550 for equity investments.

71

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2017 and ended on September 30, 2017, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:

RECOVERABLE AMOUNTS

As of September 30, 2017 and December 31, 2016, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:

INSURANCE

As of September 30, 2017 and December 31, 2016, the Company did not record tangible assets to be ensured.

NOTE 13:

NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.
b)	Contingent situations as of the date of financial statements with a probability of occurrence more than remote, and not recorded:

As of September 30, 2017 and December 31, 2016, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:

IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)      Status of procedure for its capitalization:

As of September 30, 2017 and December 31, 2016, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 9 to the parent company financial statements).

b)      Cumulative and unpaid dividends of preferred stock:

As of September 30, 2017 and December 31, 2016, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:

RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 7 to the consolidated financial statement.

Grupo Supervielle S.A.

Informative Review as of September 30, 2017

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

As of September 30, 2017, the Company recorded earnings of 1,585,693, which represent a Return On Average Equity (ROAE) of 26.8%. Those earnings were mainly produced by our equity investments in subsidiaries.

On April 27, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of 2016 fiscal year result, recording earnings of 1,311,304:

* Dividends in cash: 65,500

* Legal reserve: 22,961

* Optional reserve: 1,222,843

Grupo Supervielle S.A. is the parent company of the economic group and as of September 30, 2017 and December 31, 2016, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		09/30/2017	12/31/2016
Banco Supervielle S,A.	Commercial Bank	99.87%	98.23%
Cordial Compañía Financiera S,A.	Financial Company	99.87%	98.32%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.98%	99.78%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Cordial Microfinanzas S.A.	Microfinance	-	99.78%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of September 30, 2017

Brief description of Related Companies

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 109 branches, 66 facilities for certain services. Many of such facilities are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 489 ATMs and 159 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of September 30, 2017, the Bank records 68,979,302 worth assets and shareholders equity of 7,054,347. Net income recorded in the nine-month period ended on September 30, 2017 amounted to 1,088,388, which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30, 2017, its earnings amounted to 139,142.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. At present, the company records 20 branches, 39 sale outlets and 40,000 active clients. The nine-month period ended on September 30, 2017, recorded positive results of 12,107. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 11 active funds. As of September 30, 2017, earnings amounted to 81,812.

Cordial Microfinanzas S.A. offers loans and other financial services to urban micro entrepreneurs with limited access to traditional banking and financial services as well as families with deficiencies in habitable infrastructure required for the improvement and maintenance of their homes. According to private estimates, Cordial Microfinanzas relies on one of the greatest network of microfinance branches and holds a top raking in the Argentine microfinance industry in terms of portfolio and client number. As of September 30, 2017, earnings amounted to 1,549.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of the nine-month period of 2017, earnings amounted to 45,019.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of the nine-month period of 2017, earnings amounted to 77,694.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 324,540 and assets for 633,501. As of the nine-month period of 2017, earnings amounted to 145,283.

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the same nine-month periods of the last five fiscal years, on a comparative basis:

Balance Sheet (figures in thousands of pesos)	09/30/2017	09/30/2016	09/30/2015	09/30/2014	09/30/2013
Total Assets	78,957,704	44,433,743	28,052,470	21,218,631	16,293,260
Total Liabilities	64,657,606	38,020,202	26,038,886	19,593,459	15,054,111
Shareholders Equity	14,300,098	6,413,541	2,013,584	1,625,172	1,239,149
Total Liabilities and Shareholders Equity	78,957,704	44,433,743	28,052,470	21,218,631	16,293,260

Income Statement (figures in thousands of pesos)	09/30/2017	09/30/2016	09/30/2015	09/30/2014	09/30/2013
Gross Financial Margin	6,409,709	3,976,455	2,278,772	1,762,259	1,227,680
Subtotal – Income from Financial Transactions	2,057,432	1,186,537	300,795	390,759	286,674
Income Before Tax	2,189,678	1,142,603	464,217	432,400	302,305
Net Income for the period	1,585,693	779,044	313,983	281,106	259,731

Cash Flow Statement (figures in thousands of pesos)	09/30/2017	09/30/2016	09/30/2015	09/30/2014	09/30/2013
Net cash provided by / (used in) operating activities	(1,082,517)	(2,080,700)	192,728	500,937	(122,819)
Net cash provided by / (used in) investing activities	101,011	(98,711)	(221,431)	(69,705)	(46,715)
Net cash provided by / (used in) financing activities	9,963,735	1,331,445	407,438	167,962	183,404
Financial income on cash and cash equivalents (including interest and monetary result)	513,212	266,837	97,178	188,743	67,425
Net increase in cash and cash equivalents	9,495,441	(581,129)	475,913	787,937	81,295

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the same nine-month periods of the last five fiscal years, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2017	09/30/2016	09/30/2015	09/30/2014	09/30/2013

Liquidity	40.7%	23.1%	21.9%	23.6%	19.2%
- Cash and cash equivalents (*1)	19,183,995	7,035,373	4,522,093	3,574,670	2,276,370
- Deposits	47,181,898	30,417,234	20,651,447	15,159,100	11,850,352

Solvency	22.1%	16.8%	7.7%	8.3%	8.2%
- Shareholders Equity	14,300,098	6,413,541	2,013,584	1,625,172	1,239,149
- Total Liabilities	64,657,606	38,020,202	26,038,886	19,593,459	15,054,111

Immobilization of Capital	3.9%	4.2%	5.1%	3.9%	4.1%
-Immobilized Assets (*2)	3,107,427	1,851,862	1,416,530	836,865	671,953
-Total Assets	78,957,704	44,433,743	28,052,470	21,218,631	16,293,260

ROE (*3)	26.8%	23.7%	20.8%	24.1%	29.8%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Balance Sheet and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

Informative Review as of September 30, 2017

Advancement in the compliance of the implementation plan of International Financial Reporting Standards (IFRS)

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

-   Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

-   the investment in financial entities and in the insurance company accounts for 51.4% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

-   74.6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

-   Grupo Supervielle S.A. holds 98.87% direct and indirect stock investments in Banco Supervielle S.A. a 99.87% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

As of the issuance of these financial statements, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. carried out a general training program targeted to the personnel directly or indirectly related to the preparation of financial statements under IFRS. Such training program included the introduction to the conceptual framework of such standards, an analysis of such standards and their comparison with accounting standards set by the Argentine Central Bank. Likewise, the coordination of tasks with subsidiaries aimed at working jointly and under the same execution terms was carried out.

Perspectives

For the fiscal year 2017, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 28, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer